Exhibit 99.1

MANAGEMENT
INFORMATION CIRCULAR

Proposal for Unification of Dual Listed Company Structure

NOTICE TO THOMSON REUTERS PLC SHAREHOLDERS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THE SECTION OF THIS CIRCULAR ENTITLED "DESCRIPTION OF UNIFICATION AND EXPLANATORY STATEMENT" COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE U.K. COMPANIES ACT. If you are in doubt as to the action you should take in connection with this circular or the proposals contained in it, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000, if you are taking advice in the United Kingdom, or from another appropriately authorized independent financial advisor if you are taking advice in a jurisdiction outside the United Kingdom.

If you have sold or otherwise transferred all of your Thomson Reuters PLC ordinary shares, or entitlements thereto through Thomson Reuters PLC American Depositary Shares (“ADSs”), please send this circular together with the accompanying documents (other than any personalized forms of proxy) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your registered holdings of Thomson Reuters PLC ordinary shares, or entitlements thereto through Thomson Reuters PLC ADSs, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected as to the action you should take.

This circular should be read as a whole. Your attention is drawn to the unanimous recommendation of the Thomson Reuters board of directors that you vote FOR the Unification Resolution at the Thomson Reuters PLC General Meeting and FOR the Scheme at the Thomson Reuters PLC Court Meeting. For information on the actions to be taken in respect of the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting, please see the "Action to be Taken and Voting Information" section of this circular.

It is very important that Thomson Reuters PLC shareholders vote at these meetings so that the English Court can be satisfied that the votes cast constitute a fair representation of the views of Thomson Reuters PLC shareholders.

The U.K. City Code on Takeovers and Mergers (the "Takeover Code") will not apply to Unification.  The Takeover Code provides a number of protections for shareholders in relation to takeover offers for certain companies incorporated in, or connected with, the United Kingdom, the Channel Islands or the Isle of Man. Thomson Reuters Corporation is not, nor will it upon completion of Unification be, a company to which the Takeover Code applies. Thomson Reuters Corporation is subject to Ontario corporate and securities laws, including shareholder protection provisions in relation to takeover offers. See the "Summary of Certain Provisions of Ontario Corporate and Securities Laws ― Takeover Bids" section of this circular.

NOTICE TO THOMSON REUTERS SHAREHOLDERS IN THE UNITED STATES

Thomson Reuters Corporation is a corporation existing under the laws of the Province of Ontario, Canada and Thomson Reuters PLC is a public limited company registered in England and Wales. The solicitation of proxies and the transactions contemplated in this circular involve securities of a Canadian issuer and an English issuer and are being effected in accordance with Canadian and English corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended, are not applicable to Thomson Reuters Corporation and Thomson Reuters PLC or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. You should be aware that disclosure requirements under Canadian and English securities laws may be different from those requirements under U.S. federal securities laws. You should also be aware that requirements under Canadian and English corporate and securities laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Thomson Reuters Corporation is incorporated under the laws of the Province of Ontario and Thomson Reuters PLC is registered in England and Wales and that some of their respective officers and directors are not residents of the United States and that a substantial portion of their respective assets may be located outside the United States. You may not be able to sue an Ontario corporation or an English company or their respective officers or directors in a Canadian court or an English court for violations predicated solely on the civil liability provisions of U.S. federal securities laws. It may also be difficult to compel an Ontario corporation or an English company and its affiliates to subject themselves to a judgment by a U.S. court.

UNIFICATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF UNIFICATION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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The common shares of Thomson Reuters Corporation to be issued under the Scheme will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof and, as a consequence, the issuance of common shares of Thomson Reuters Corporation will not be registered under such act or under the securities laws of any state or other jurisdiction of the United States.

For information concerning the Canadian, U.K. and U.S. federal tax consequences of Unification to Thomson Reuters shareholders, see the “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders” section of this circular. You should be aware that the transactions contemplated in this circular may have tax consequences in Canada, the United Kingdom, the United States and in any other jurisdiction in which a shareholder is subject to taxation. These consequences may not be described fully in this circular.

NOTICE TO THOMSON REUTERS SHAREHOLDERS IN OTHER JURISDICTIONS

The release, publication or distribution of this circular in or into jurisdictions other than Canada, the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada, the United Kingdom or the United States should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by the applicable law, Thomson Reuters disclaims any responsibility or liability for the violation of any applicable restrictions by any person. This circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

An investigation of, and compliance with, the potential securities laws restrictions in every country in which Thomson Reuters PLC shareholders reside would be prohibitively costly. Accordingly, Thomson Reuters PLC shareholders whose addresses are recorded in the share register of Thomson Reuters PLC as being in an Excluded Jurisdiction (as defined below) will not receive common shares of Thomson Reuters Corporation under the Scheme unless Thomson Reuters is satisfied that those shareholders can lawfully be issued common shares under the Scheme. An Excluded Jurisdiction means each of Austria, Germany, Hungary, Indonesia, Italy, Malaysia, the Philippines, Saudi Arabia, South Korea, Spain and Thailand and any other country which Thomson Reuters PLC determines should be excluded due to legal or practical considerations under the laws of that jurisdiction or the requirements of any relevant regulatory body or stock exchange. Where practicable, Thomson Reuters Corporation will endeavor to issue common shares under the Scheme in compliance with local securities laws in those countries that are currently considered Excluded Jurisdictions. There can be no assurance that Thomson Reuters Corporation will be able to issue common shares in any of these countries.

Thomson Reuters Corporation common shares which would otherwise be issued to those shareholders in Excluded Jurisdictions will, at the discretion of Thomson Reuters, either (i) be delivered to a nominee appointed by Thomson Reuters and then sold or (ii) be delivered to the relevant shareholder and sold on his or her behalf by a person appointed by Thomson Reuters, in each case with the net proceeds of sale being remitted to the relevant shareholder.

If your address is in an Excluded Jurisdiction and you believe that Thomson Reuters Corporation is not prohibited from issuing common shares in the relevant Excluded Jurisdiction, and that it is not otherwise unduly onerous or impracticable for it to do so, please contact Thomson Reuters at: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States, telephone 1-646-223-4000. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Unification relates to the acquisition of shares in an English public limited company and is proposed to be made in accordance with English law. Accordingly, Unification is subject to the disclosure requirements, rules and practices applicable to English law, and the information disclosed in this circular may not be the same as that which would have been disclosed if this circular had been prepared in accordance with the laws or regulations of jurisdictions outside of Canada, the United Kingdom and the United States.

The availability of Thomson Reuters Corporation common shares to persons who are not resident in Canada, the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in Canada, the United Kingdom or the United States should inform themselves of, and observe, any applicable requirements.

You should be aware that the transactions contemplated in this circular may have tax consequences in jurisdictions other than Canada, the United Kingdom and the United States in which a shareholder is subject to taxation. These consequences are not described in this circular.

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INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with Unification other than those contained or incorporated by reference in this circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote at the meetings or be considered to have been authorized by Thomson Reuters.

The following terms in this circular have the following meanings, unless otherwise indicated:

•	“DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group;

•
“Thomson Reuters”, “we”, “us” and “our” each refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;

•	“Thomson Reuters board” or “board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC; and

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

See the “Glossary of Terms” section at the end of this circular for the meanings ascribed to other terms used in this circular.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars and information is as of June 30, 2009. References to “$” or “US$” are to U.S. dollars, references to “C$” are to Canadian dollars, and references to “£” are to British pounds sterling.

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July 8, 2009

Dear shareholders:

I write to seek your support to unify the capital structure of our company. When we formed Thomson Reuters, we believed a dual listed company (DLC) structure was the best way for Reuters shareholders to stay invested in our shares and participate in our growth. Our hope and expectation was that the DLC structure would also help us attract new U.K. investors. We felt these advantages outweighed the division of our trading liquidity into two principal pools and a more complicated capital structure.

Since the DLC was announced in 2007, however, the shareholder base of Thomson Reuters has changed considerably. U.K. shareholder ownership of Thomson Reuters PLC has declined significantly from approximately 58% to approximately 25%, and North American investors now own approximately 64% of Thomson Reuters PLC ordinary shares. U.K. shareholders now only own approximately 5% of our total outstanding shares.

Given these changes to our shareholder base, we believe that unification of our DLC structure is now in the best interests of shareholders, as it will consolidate and improve the trading of our shares in a single deep, global pool of liquidity and simplify our capital structure. Unification would also reduce costs and complexity across our company.

We are proposing to unify the DLC structure by exchanging each outstanding Thomson Reuters PLC ordinary share for one Thomson Reuters Corporation common share. Each outstanding Thomson Reuters PLC American Depositary Share will be exchanged for six Thomson Reuters Corporation common shares. Current holders of Thomson Reuters Corporation common shares will continue to hold their existing shares. Following unification, our shares will remain listed on the Toronto and New York stock exchanges.

Unification is a change to our corporate structure that will have no impact on Thomson Reuters global businesses, operations, strategy, financial position or employees. Additionally, our commitment to customers, employees and other stakeholders in London, the United Kingdom and Europe is unchanged by where we list our shares. London is a vital global capital for the markets we serve and home to more than 5,000 of our employees. Furthermore, we will continue to welcome and seek investors from the United Kingdom and all around the world.

We sincerely hope that holders of our Thomson Reuters PLC shares will stay invested in our Thomson Reuters Corporation shares following unification.  We are putting in place arrangements to make it easier for U.K. investors to continue to own our shares, continuing the option to receive dividends in British pounds sterling and continuing our investor relations activities in London. We recognize that some U.K. shareholders are limited in holding, or may choose to hold, only London-listed shares, so we are providing a dealing facility that will allow these shareholders to sell their Thomson Reuters Corporation shares at the time of unification without paying brokerage commissions.

Unification will not affect our commitment to uphold the Reuters Trust Principles, which will continue to apply to all of Thomson Reuters. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the proposed unification.

Our board of directors has unanimously determined that the proposed unification is in the best interests of each of Thomson Reuters Corporation and Thomson Reuters PLC and their respective shareholders. The accompanying management information circular contains our board's unanimous recommendations that shareholders of each company vote FOR the proposed unification and the applicable resolutions at the meetings scheduled for August 7, 2009.

Unification requires the approval of shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately. Woodbridge, the controlling shareholder of Thomson Reuters, holds approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares, and has committed to vote all of its shares in favor of the proposed unification.

If we receive shareholder and court approval for the proposed unification, we expect that unification will occur by the end of the third quarter of 2009.

On behalf of the Thomson Reuters board of directors, I thank you in advance for your continued support.

Yours very truly,

David Thomson
Chairman of the Board

CIRCULAR
TABLE OF CONTENTS

Information Contained in this Circular	iii

Forward-Looking Statements	1

Expected Timetable of Key Events	2

Questions and Answers About Unification	3

Action to be Taken and Voting Information	6

Description of Unification and Explanatory Statement	10

Description of Thomson Reuters Corporation Share Capital	21

Summary of Certain Provisions of Ontario Corporate and Securities Laws	24

Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders	26

Further Information and Documents on Display	34

Historical Trading Prices of Thomson Reuters Shares	36

Beneficial Ownership of Shares by Thomson Reuters Directors	38

Significant Shareholders	39

Transfer Agents	39

Legal Matters	39

Consents	39

Auditors	39

Approval of Directors	40

Currency Exchange Rate Information	41

Glossary of Terms	42

Annex A - Explanatory Note and Form of Unification Resolution	A-1

Annex B - Explanatory Note and Thomson Reuters PLC Scheme of Arrangement	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained and incorporated by reference in this circular constitute forward-looking statements. When used in this circular or in the documents incorporated by reference in this circular, the words “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “may”, “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect estimates and projections based on certain assumptions and reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for our subscription-based arrangements; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to legislation and regulations; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by Woodbridge; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; failure to achieve benefits from our integration and savings program to the extent, or within the time period, currently expected; and failure to realize the maximum growth potential of Thomson Reuters or to complete our integration process in a timely way.

These factors and other risk factors, including those listed in some of the documents incorporated by reference in this circular, represent risks our management believes are material. Other factors not presently known to us or that we presently believe are not material, could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this circular. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the annual information form of Thomson Reuters Corporation for the year ended December 31, 2008 (which also constitutes the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2008) and the other documents incorporated by reference in this circular.

EXPECTED TIMETABLE OF KEY EVENTS

On or before August 8, 2009, we will issue a news release announcing the date of the Thomson Reuters PLC Court Hearing to approve the Scheme and the Thomson Reuters PLC Reduction of Capital and the date on which we expect Unification and the Scheme to become effective. We expect Unification and the Scheme to become effective by the end of the third quarter of 2009.

Record date for determining shareholders entitled to vote at the Thomson Reuters Corporation Meeting	5:00 p.m. (EDT) / 10:00 pm. (BST) on July 2, 2009
Deadline for Equiniti to have received proxy forms or voting instructions from shareholders for the Thomson Reuters PLC Court Meeting	8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 5, 2009
Deadline for Equiniti to have received proxy forms or voting instructions from shareholders for the Thomson Reuters PLC General Meeting	8:45 a.m. (EDT) / 1:45 p.m. (BST) on August 5, 2009
Voting record time for the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting	1:00 p.m. (EDT) / 6:00 p.m. (BST) on August 5, 2009
Deadline for Computershare to have received proxy forms or voting instructions from Thomson Reuters Corporation shareholders	5:00 p.m. (EDT) / 10:00 p.m. (BST) on August 5, 2009
Thomson Reuters PLC Court Meeting / Concurrent Thomson Reuters Corporation Meeting and Thomson Reuters PLC General Meeting	Commencing at 8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 7, 2009
Deadline for submitting Transfer Election Forms	11:30 a.m. (EDT) / 4:30 p.m. (BST) on the business day prior to the Thomson Reuters PLC Court Hearing
Thomson Reuters PLC Court Hearing to approve the Scheme and the Thomson Reuters PLC Reduction of Capital	To be announced
Deadline for settlement and registration of transfers in Thomson Reuters PLC shares for inclusion in the Scheme	1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the effective date of Unification and the Scheme
Scheme record time	1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the effective date of Unification and the Scheme
Expected effective date of Unification and the Scheme	To be announced: expected to occur by the end of the third quarter of 2009
Cancellation of listing of Thomson Reuters PLC ordinary shares from the London Stock Exchange	3:00 a.m. (EDT) / 8:00 a.m. (BST) on the effective date of Unification and the Scheme
Delisting of Thomson Reuters PLC ADSs from Nasdaq	8:00 a.m. (EDT) / 1:00 p.m. (BST) on the effective date of Unification and the Scheme
Latest date for settlement in CREST of Thomson Reuters Corporation DIs	8:00 a.m. (EDT) / 1:00 p.m. (BST) two weeks after the effective date of Unification and the Scheme

QUESTIONS AND ANSWERS ABOUT UNIFICATION

This question and answer section highlights important information in this circular but does not contain all of the information that may be important to Thomson Reuters shareholders. You should carefully read this entire circular and the documents incorporated by reference in this circular for a complete understanding of the matters that will be considered at the meetings.

What are Thomson Reuters shareholders being asked to vote on?

Thomson Reuters shareholders are being asked to vote on a resolution to effect the unification of our DLC structure from two parent companies to one parent company (“Unification”) by way of a scheme of arrangement (the “Scheme”) between Thomson Reuters PLC and its shareholders under Part 26 of the U.K. Companies Act.

As required by the rules of the Scheme as a U.K. court process, Thomson Reuters PLC shareholders will be asked to consider and approve the Scheme at the Thomson Reuters PLC Court Meeting.

In addition, Thomson Reuters PLC shareholders (at the Thomson Reuters PLC General Meeting) and Thomson Reuters Corporation shareholders (at the Thomson Reuters Corporation Meeting) will each be asked to approve the resolution required to implement the Scheme in the form attached as Part 2 of Annex A to this circular (the “Unification Resolution”). This is because under the DLC structure, the Unification Resolution requires the approval of the shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately.

The Unification Resolution approves a capital reorganization of Thomson Reuters PLC, a reduction of capital of Thomson Reuters PLC as provided for in the Scheme, an increase of the authorized share capital of Thomson Reuters PLC, an authority to allot Thomson Reuters PLC ordinary shares and certain consequential amendments to the Thomson Reuters PLC articles of association. A detailed explanation of the Unification Resolution is set out in Part 1 of Annex A to this circular.

Following Unification, Thomson Reuters Corporation, a corporation existing under the laws of the Province of Ontario, Canada, will be our parent company, the UKLA will cancel the listing of Thomson Reuters PLC ordinary shares on the Official List of the U.K. Financial Services Authority (the “UKLA”), the London Stock Exchange will cease the admission to trading of Thomson Reuters PLC ordinary shares on the London Stock Exchange’s main market for listed securities (the “LSE”) and Thomson Reuters PLC ADSs will be delisted from the Nasdaq Global Select Market (“Nasdaq”).

Why is Thomson Reuters proposing to unify the DLC structure?

When we formed Thomson Reuters, we believed a DLC structure was the best way for shareholders of Reuters Group PLC (“Reuters”) to stay invested in our shares and participate in our growth. Our hope and expectation was that the DLC structure would also help us attract new U.K. investors. We felt these advantages outweighed the division of our trading liquidity into two principal pools and a more complicated capital structure.

Since the DLC was announced in 2007, however, the shareholder base of Thomson Reuters has changed considerably. U.K. shareholder ownership of Thomson Reuters PLC has declined significantly from approximately 58% to approximately 25%, and North American investors now own approximately 64% of Thomson Reuters PLC ordinary shares. U.K. shareholders now only own approximately 5% of our total outstanding shares.

Given these changes to our shareholder base, we believe that Unification is now in the best interests of shareholders, as it will consolidate and improve the overall trading liquidity of our shares and simplify our capital structure. Unification would also reduce costs and complexity across our company.

Is the Thomson Reuters board recommending Unification?

Yes. The Thomson Reuters board has unanimously determined that Unification, and the Scheme and Unification Resolution required to implement it, are in the best interests of the Thomson Reuters Corporation shareholders as a whole and the Thomson Reuters PLC shareholders as a whole and is accordingly unanimously recommending that the Thomson Reuters Corporation shareholders vote FOR the Unification Resolution at the Thomson Reuters Corporation Meeting and that the Thomson Reuters PLC shareholders vote FOR the Unification Resolution at the Thomson Reuters PLC Meeting and vote FOR the Scheme at the Thomson Reuters PLC Court Meeting.

How many Thomson Reuters Corporation common shares will Thomson Reuters PLC shareholders receive for the ordinary shares they currently hold?

Thomson Reuters PLC shareholders will receive one Thomson Reuters Corporation common share for each Thomson Reuters PLC ordinary share held. Unification on the basis of a 1:1 exchange ratio is consistent with the core principles of the DLC structure and we believe it is therefore equitable to our shareholders.

Each Thomson Reuters PLC ADS currently represents six Thomson Reuters PLC ordinary shares. Holders of Thomson Reuters PLC ADSs will therefore receive six Thomson Reuters Corporation common shares for each Thomson Reuters PLC ADS held.

Will Thomson Reuters Corporation shareholders retain their existing shares?

Yes. Thomson Reuters Corporation shareholders will continue to hold their existing common shares.

Will Thomson Reuters Corporation common shares continue to be listed?

Yes. Following Unification, Thomson Reuters Corporation common shares will continue to be listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “TRI” and it is expected that they will remain eligible for inclusion in the S&P/TSX series of indices. Unification will substantially increase our North American public float, which will result in increased weighting of our shares in the S&P/TSX series of indices.

Will Thomson Reuters PLC continue to be a publicly listed company if Unification is completed?

No. Thomson Reuters PLC will become a wholly-owned subsidiary of Thomson Reuters Corporation. Thomson Reuters PLC ordinary shares will no longer be listed on the Official List of the UKLA and will cease to be admitted to trading on the LSE. Thomson Reuters PLC ADSs will be delisted from Nasdaq.

Will Unification have any impact on Thomson Reuters business or strategy?

No. Unification is a change to our corporate structure that will have no impact on our global businesses, operations, strategy, financial position or employees. In particular:

•	Unification will not affect our long-term commitment to London, the U.K. and Europe. London is a vital global capital for the markets we serve and home to more than 5,000 of our employees.

•	Unification will not have any effect on our dividend policy or payment schedule. We will pay our next quarterly dividend on September 15, 2009 to shareholders of record as of August 21, 2009.

•
We are not making any changes to the composition of the Thomson Reuters board or our senior management team. Our corporate governance policies and practices will remain substantially the same and will continue to reflect applicable best practices.

Do Thomson Reuters PLC shareholders need to take any action with respect to their ordinary shares if Unification is completed?

No. If Unification is completed, all outstanding Thomson Reuters PLC ordinary shares subject to the Scheme will either be cancelled or transferred to Thomson Reuters Corporation pursuant to the Transfer Election Alternative described below. Thomson Reuters PLC shareholders will receive Thomson Reuters Corporation common shares and their existing share certificates for Thomson Reuters PLC ordinary shares held in certificated form will cease to be valid as documents of title. For Thomson Reuters PLC ordinary shares held in uncertificated form, Euroclear will be instructed to cancel or transfer these shares, as applicable, upon Unification.

Action is only required to be taken by Thomson Reuters PLC shareholders who are Eligible Shareholders and who wish to elect to have some or all of their Thomson Reuters PLC ordinary shares transferred to Thomson Reuters Corporation (rather than being cancelled) (the “Transfer Election Alternative”) to enable those Eligible Shareholders to make an election under section 85 of the Income Tax Act (Canada) (the “Tax Act (Canada)”). An Eligible Shareholder who has properly completed all the requirements to participate in the Transfer Election Alternative will be entitled to make a joint election with Thomson Reuters Corporation to have the provisions of section 85 of the Tax Act (Canada) apply to the exchange of Thomson Reuters PLC ordinary shares for Thomson Reuters Corporation common shares. See the “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain Canadian Federal Income Tax Considerations ―Thomson Reuters PLC Shareholders” section of this circular.

Will there be any tax consequences for Thomson Reuters shareholders if Unification is completed?

Unification should not be a taxable transaction for shareholders in Canada, the U.K. or U.S., provided, in the case of Thomson Reuters PLC shareholders in Canada, that they elect to participate in the Transfer Election Alternative and make a joint election with Thomson Reuters Corporation under the Tax Act (Canada).

For information concerning the Canadian, U.K. and U.S. federal tax consequences of Unification to Thomson Reuters shareholders, see the "Certain Tax Consideration for Canadian, U.K. and U.S. Shareholders" section of this circular.

Shareholders resident in countries other than Canada, the U.K. or U.S. should contact their tax or financial advisors to determine whether Unification would be a taxable transaction for them.

Is there a way for Thomson Reuters PLC shareholders or holders of Thomson Reuters PLC ADSs to elect to sell the Thomson Reuters Corporation common shares they will receive?

Yes. Subject to obtaining any applicable regulatory approvals, Thomson Reuters intends to offer a share dealing facility (the “Dealing Facility”) to eligible registered holders of 1,250 or fewer Thomson Reuters PLC ordinary shares (or 209 or fewer Thomson Reuters PLC ADSs) who wish to sell all (but not less than all) of the Thomson Reuters Corporation common shares they receive.

Will Unification have a dilutive effect on Thomson Reuters shareholders?

No. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on our business. As of June 30, 2009, we had outstanding 647,534,933 Thomson Reuters Corporation common shares and 181,229,241 Thomson Reuters PLC ordinary shares. We are proposing to unify the DLC structure by exchanging all outstanding Thomson Reuters PLC ordinary shares for Thomson Reuters Corporation common shares on a 1:1 basis. As a result, there will be no change to the total number of our outstanding shares.

What conditions must be satisfied before Unification can proceed?

Unification requires the approval of the shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately. Unification also requires the approval of the High Court of Justice of England and Wales (the “English Court”).

As a technical matter, Unification must be notified pursuant to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). The U.S. Department of Justice previously completed a review of Thomson’s acquisition of Reuters. We do not expect compliance procedures with the HSR Act to have an impact on Unification. No regulatory clearances are required from antitrust authorities in Europe or Canada.

Has Thomson Reuters controlling shareholder, Woodbridge, committed to vote in favor of Unification?

Yes. Woodbridge, the controlling shareholder of Thomson Reuters, holds approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares, and has committed to vote all of its shares in favor of Unification.

When does Thomson Reuters expect to complete Unification?

If shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC approve the Unification Resolution, the shareholders of Thomson Reuters PLC approve the Scheme and the requisite approval of the English Court is obtained, we expect to complete Unification by the end of the third quarter of 2009. On or before August 8, 2009, we will issue a news release announcing the date on which we expect Unification to become effective.

In what jurisdiction is Thomson Reuters Corporation incorporated?

Thomson Reuters Corporation is an Ontario, Canada corporation governed under the Business Corporations Act (Ontario) (the “OBCA”). Although the rights and privileges of shareholders of an Ontario corporation are in many respects comparable to those of shareholders of a public limited company registered in England and Wales, there are certain differences. For a summary of certain provisions of Ontario corporate and securities laws and certain related provisions of the Amended and Restated Thomson Reuters Corporation Articles and the Amended and Restated Thomson Reuters Corporation By-Laws which differ from applicable provisions of English company and securities laws, see the “Summary of Certain Provisions of Ontario Corporate and Securities Laws” section of this circular.

What will happen to the Reuters Trust Principles if Unification is completed?

Unification will not affect our commitment to uphold the Reuters Trust Principles, which will continue to apply to all of Thomson Reuters. Reuters Founders Share Company Limited (“Reuters Founders Share Company”), which safeguards the Reuters Trust Principles, will maintain its extraordinary voting power and approval rights and has resolved to support Unification.

Will the DLC structure be maintained if Unification is not approved?

If Unification is not approved, Thomson Reuters PLC shareholders will continue to hold their existing Thomson Reuters PLC ordinary shares and those shares will continue to be listed on the Official List of the UKLA and admitted to trading on the LSE, and Thomson Reuters PLC ADSs will continue to be listed on Nasdaq. However, as we believe that Unification is in the best interests of Thomson Reuters and all of our shareholders, we will continue to review our DLC structure.

ACTION TO BE TAKEN AND VOTING INFORMATION

A meeting of Thomson Reuters PLC shareholders convened by direction of the English Court pursuant to Part 26 of the U.K. Companies Act (the “Thomson Reuters PLC Court Meeting”) will be held on August 7, 2009 at 8:30 a.m. (EDT) / 1:30 p.m. (BST), followed by a general meeting of Thomson Reuters PLC shareholders (the “Thomson Reuters PLC General Meeting”). The Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting will be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom. A special meeting of Thomson Reuters Corporation shareholders will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on August 7, 2009 at 8:30 a.m. (EDT) / 1:30 p.m. (BST) (the “Thomson Reuters Corporation Meeting”). The meetings will also be webcast at www.thomsonreuters.com.

What is the business of the meetings?

At the Thomson Reuters PLC General Meeting and the Thomson Reuters Corporation Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without variation, the Unification Resolution in the form attached as Part 2 of Annex A to this circular. An explanation of the Unification Resolution is set out in Part 1 of Annex A to this circular. Under the DLC structure, the Unification Resolution requires the approval of the shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately.

At the Thomson Reuters PLC Court Meeting, as required by the rules of the Scheme as a U.K. court process, Thomson Reuters PLC shareholders will be asked to consider and approve the Scheme.

We are not aware of any other matters to be considered at the meetings. However, you may also vote on any other business that may properly come before the meetings.

The Thomson Reuters board has unanimously determined that Unification, and the Scheme and Unification Resolution required to implement it, are in the best interests of the Thomson Reuters Corporation shareholders as a whole and the Thomson Reuters PLC shareholders as a whole and is accordingly unanimously recommending that the Thomson Reuters Corporation shareholders vote FOR the Unification Resolution at the Thomson Reuters Corporation Meeting and that the Thomson Reuters PLC shareholders vote FOR the Unification Resolution at the Thomson Reuters PLC Meeting and vote FOR the Scheme at the Thomson Reuters PLC Court Meeting.

Who can vote?

Holders of Thomson Reuters PLC ordinary shares as of 1:00 p.m. (EDT) / 6:00 p.m. (BST) on August 5, 2009 are entitled to vote at the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting or any adjourned or postponed meeting. Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (EDT) / 10:00 p.m. (BST) on July 2, 2009 are entitled to vote at the Thomson Reuters Corporation Meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of June 30, 2009, there were 647,534,933 Thomson Reuters Corporation common shares and 181,229,241 Thomson Reuters PLC ordinary shares outstanding.

Thomson Reuters Corporation shareholders should determine whether they are registered or non-registered holders.

•
You are a registered shareholder if your name appears on your share certificates, or if you hold your common shares in book-entry form on the records of Thomson Reuters Corporation’s transfer agent, Computershare Trust Company of Canada (“Computershare”).

•
You are a non-registered shareholder if your name does not appear on your share certificates or if you hold your common shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian.

How many votes are required for approval?

Under the DLC structure, the Unification Resolution requires the approval of the shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately.

At the Thomson Reuters PLC General Meeting, the Unification Resolution must be approved by a vote in favor of not less than 75% of the votes cast by Thomson Reuters PLC shareholders present in person or represented by proxy and entitled to vote at the meeting.

At the Thomson Reuters Corporation Meeting, the Unification Resolution must be approved by a simple majority of the votes cast by holders of Thomson Reuters Corporation common shares present in person or represented by proxy and entitled to vote at the meeting. As of June 30, 2009, Woodbridge held approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares. Woodbridge has committed to vote all of its shares in favor of Unification. Accordingly, the requisite approval by the shareholders of Thomson Reuters Corporation is assured.

As required by the rules of the Scheme as a U.K. court process, Thomson Reuters PLC shareholders will be asked to consider and approve the Scheme at the Thomson Reuters PLC Court Meeting. At the Thomson Reuters PLC Court Meeting, the Scheme must be approved by a simple majority in number representing 75% in value of the Thomson Reuters PLC ordinary shares held by those shareholders present in person or represented by proxy and entitled to vote at the meeting. It is important that, for the Thomson Reuters PLC Court Meeting, as many votes as possible are cast so that the English Court may be satisfied that there is a fair representation of the view of Thomson Reuters PLC shareholders. Thomson Reuters PLC shareholders are therefore encouraged to complete and return their forms of proxy and/or ADS voting instruction cards as soon as possible.

Following the approval of Unification at the meetings, we will seek the English Court’s approval of the Scheme.

Who is soliciting my proxy?

Thomson Reuters management, directors, employees, advisors and proxy solicitation agents may solicit your proxy to use at the meetings and any adjourned or postponed meetings.  Proxies may be solicited by mail, in person and by phone.  We are paying all costs of solicitation.

Is my vote confidential?

Yes. Our registrars, Computershare and Equiniti Limited (“Equiniti”), independently count and tabulate the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

How do I vote in person?

Thomson Reuters Corporation registered shareholders and Thomson Reuters PLC shareholders

You do not need to do anything except attend the applicable meeting(s). Do not complete or return your proxy form, as your vote will be taken at the meeting(s).  If you are attending the meetings(s) in London, you should register with representatives of Equiniti when you arrive. If you are attending the meeting(s) in Toronto, you should register with representatives of Computershare when you arrive.

Thomson Reuters Corporation non-registered shareholders

You should do one of the following if you plan to attend the Thomson Reuters Corporation Meeting.

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If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder.  If the intermediary has not signed the proxy form, you must sign and date it.  Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

How do I vote by proxy?

If it is not convenient for you to attend the meeting(s), you may vote by proxy on the matters to be considered in one of two ways.  A proxy is a document that authorizes someone else to attend the meeting(s) and cast votes for you.

•
You may authorize the directors of Thomson Reuters who are named on the enclosed proxy form to vote your shares as your proxyholder.  You may give voting instructions by mail or through the Internet.  Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting(s) on your behalf and vote your shares as your proxyholder.  If you choose this option, you can appoint your proxy by mail or through the Internet.  If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted.  Sign, date and return the proxy form in the envelope provided.  If you vote through the Internet, you may also appoint another person to be your proxyholder.  You may choose anyone to be your proxyholder; the person does not have to be another shareholder.  You may be able to appoint more than one proxy, provided that each proxy is entitled to exercise the rights attaching to different shares held by you.  If you do appoint more than one proxy, please enter the number of shares next to the proxy’s name that he or she is entitled to vote.  The person you appoint must attend the meeting(s) and vote on your behalf in order for your votes to be counted.  Proxyholders should register with representatives of Computershare or Equiniti when they arrive at the meeting(s).

For Thomson Reuters Corporation non-registered shareholders who receive voting instruction forms, you should follow your intermediary’s instruction for completing the form.

Please remember that your proxy or voting instructions must be received by 8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters PLC ordinary shares and by 5:00 p.m. (EDT) / 10:00 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters Corporation common shares.  If any of the meetings are adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding, in the case of holders of Thomson Reuters Corporation common shares only, Saturdays, Sundays and holidays) before any adjourned or postponed meeting. Alternatively in relation to the Thomson Reuters PLC Court Meeting only, your proxy (and any accompanying documentation) can be handed to the scrutineers at the meeting.

CREST information for Thomson Reuters PLC shareholders

If you hold your Thomson Reuters PLC ordinary shares through CREST and wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so for the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting and any adjournment(s) or postponement(s) thereof by using the procedures described in the CREST Manual.  If you are a CREST personal member or other CREST sponsored member, or have appointed a voting service provider, you should refer to your CREST sponsor or voting service provider(s), who will be able to take the appropriate action on your behalf.

In order for a proxy appointment or instruction made by means of the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions as described in the CREST Manual.  The message regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by our agent (IDRA19) no later than 8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 5, 2009 (or 48 hours before any adjourned or postponed meeting).  For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.  After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages.  Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.  It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.  CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Thomson Reuters PLC may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the U.K. Uncertificated Securities Regulations 2001.

Completion and return of a proxy form, or the appointment of proxies through CREST, will not preclude you from attending and voting in person at the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form.  If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.  If you have appointed the directors of Thomson Reuters named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the Unification Resolution and, if applicable, the Scheme.

What happens if any amendments are properly made to the resolutions to be considered or if other matters are properly brought before the meetings?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit.  As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meetings.

If I change my mind, how do I revoke my proxy or voting instructions?

If you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

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By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Equiniti at any time before 8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters PLC ordinary shares, and to Computershare at any time before 5:00 p.m. (EDT) / 10:00 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters Corporation common shares.  If any of the meetings are adjourned or postponed, the deadline will be prior to the start of any adjourned or postponed meeting for Thomson Reuters PLC shareholders and no later than 48 hours before any adjourned or postponed meeting for Thomson Reuters Corporation shareholders.

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

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To the offices of Equiniti at any time before 8:30 a.m. (EDT) / 1:30 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters PLC ordinary shares, and to the offices of Computershare at any time before 5:00 p.m. (EDT) / 10:00 p.m. (BST) on August 5, 2009 if you hold Thomson Reuters Corporation common shares.  If any of the meetings are adjourned or postponed, the deadline will be prior to the start of any adjourned or postponed meeting for Thomson Reuters PLC shareholders and no later than 48 hours before any adjourned or postponed meeting for Thomson Reuters Corporation shareholders;

-	To the Chair of the meeting before the meeting starts;

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If you are a Thomson Reuters Corporation non-registered shareholder, you may revoke a proxy or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the Thomson Reuters Corporation Meeting.  If your revocation is not received by that time, your intermediary is not required to act on it; or

-	In any other manner permitted by law.

How are votes counted for Thomson Reuters PLC joint holders or if a corporate representative is appointed?

In the case of joint holders of Thomson Reuters PLC ordinary shares, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.

In order to facilitate voting by corporate representatives at the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting, arrangements will be put in place at the meetings so that: (i) if a corporate shareholder has appointed the Chairman as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meetings, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meetings but the corporate shareholder has not appointed the Chairman as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative.  Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described above.

What should I do if I am a person nominated by a Thomson Reuters PLC shareholder to receive information but I am not a Thomson Reuters PLC shareholder?

A person nominated by a Thomson Reuters PLC shareholder to receive information (such as this circular) under English law has a right to be appointed (or to have someone else appointed) as a proxy for the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting.  If a nominated person does not have a proxy appointment right or does not wish to exercise it, he or she may have a right to give instructions to the shareholder as to the exercise of voting rights.  The provisions above regarding the rights of shareholders for the appointment of proxies do not apply to a nominated person, as those rights can only be exercised by registered shareholders of Thomson Reuters PLC.  Nominated persons are reminded that they should contact the registered holder of their shares (and not Thomson Reuters PLC) on matters relating to their investments in Thomson Reuters PLC.

Who can I contact if I have questions?

If you are a Thomson Reuters PLC registered shareholder and have questions about the procedures for voting at the Thomson Reuters PLC Court Meeting or the Thomson Reuters PLC General Meeting or require assistance completing your proxies or voting instruction forms, please contact Equiniti at 0871-384-2938 (from within the U.K.) or +44-121-415-7579 (from outside the U.K.). If you are a Thomson Reuters PLC shareholder and have questions about the Dealing Facility, please contact Equiniti at 0871-384-2894 (from within the U.K.) or +44-121-415-7007 (from outside the U.K.).

If you are a registered holder of Thomson Reuters PLC ADSs and have questions about the procedures for surrendering your Thomson Reuters PLC ADSs or require assistance completing your ADS voting instruction card, please contact Deutsche Bank Trust Company Americas (the “Depositary”), toll-free from within the U.S. at 1-866-706-0509 or, if you are calling from outside the U.S., at 1-718-921-8137. If you are a registered holder of Thomson Reuters PLC ADSs and have questions about the Dealing Facility, please contact Computershare, toll-free in the U.S. at 1-800-546-5141 or, if you are calling from outside the U.S., at 1-781-575-2765.

If you are a Thomson Reuters Corporation registered shareholder and have questions about the procedures for voting at the Thomson Reuters Corporation Meeting or require assistance completing your proxy or voting instruction form, please contact Computershare, toll-free in Canada and the U.S. at 1-800-564-6253.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

DESCRIPTION OF UNIFICATION AND EXPLANATORY STATEMENT

Overview

If Unification is approved, each Thomson Reuters PLC ordinary share will be exchanged for one Thomson Reuters Corporation common share and Thomson Reuters PLC will become a wholly-owned subsidiary of Thomson Reuters Corporation. Holders of Thomson Reuters PLC ADSs will receive, for each Thomson Reuters ADS held, six Thomson Reuters Corporation common shares. Current holders of Thomson Reuters Corporation common shares will continue to hold their existing common shares. Thomson Reuters Corporation common shares will continue to be listed on the TSX and the NYSE under the symbol “TRI”. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will have substantially the same economic and voting interest following Unification as they currently have in Thomson Reuters and will hold shares of a single class in Thomson Reuters Corporation.

The following simplified diagrams illustrate our current structure and our anticipated structure following Unification.

Current Thomson Reuters Structure

Notes:

1.
Includes Woodbridge, which as of June 30, 2009 beneficially owned approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares. Based on the issued and outstanding share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of that date, Woodbridge had a voting interest in Thomson Reuters of approximately 55%.

2.	Includes 6,000,000 Series II Preference Shares issued and outstanding as of June 30, 2009.

Anticipated Thomson Reuters Corporation Structure following Unification

Notes:

1.	Includes Woodbridge, which will beneficially own approximately 55% of the outstanding Thomson Reuters Corporation common shares following Unification.

2.
Thomson Reuters Corporation will continue to have 6,000,000 Series II Preference Shares issued and outstanding following Unification. No changes are being made to the terms of those shares in connection with Unification.

3.	Thomson Reuters PLC (to be renamed Thomson Reuters UK Limited following Unification) will be a wholly-owned subsidiary of Thomson Reuters Corporation.

Background to Unification

The following is a summary of the principal events leading up to the public announcement of the proposed Unification.

In May 2007, Thomson and Reuters agreed to form Thomson Reuters by implementing a DLC structure. At the time, we believed a DLC structure was the best way for shareholders of Reuters to stay invested in our shares and participate in our growth. Our hope and expectation was that the DLC structure would also help us attract new U.K. investors. We felt these advantages outweighed the division of our trading liquidity into two principal pools and a more complicated capital structure.

On April 17, 2008, Thomson Reuters was formed. Our ordinary shares immediately began trading on the LSE at a lower price than our common shares on the TSX and NYSE, despite the fact our shares have equivalent economic and voting rights.

During the second and third quarters of 2008, we held a number of investor relations events in the U.K., and we had good company performance during extremely volatile market conditions. Woodbridge entered into a series of transactions that involved sales of Thomson Reuters Corporation common shares and concurrent purchases of Thomson Reuters PLC ordinary shares in order to facilitate trading in our shares and potentially reduce the variance between the LSE and TSX/NYSE trading prices of our shares. However, U.K. ownership of Thomson Reuters PLC continued to decline during this time.

At a meeting on November 19, 2008, management provided the Thomson Reuters board with an annual review of the capital structure of the company. The presentation noted that North American investors had been increasing their positions in Thomson Reuters PLC. The Thomson Reuters board discussed potential capital structure alternatives with respect to the DLC structure, including unification. The board agreed to continue to monitor the shareholder dynamics and trading, but no further action was recommended or taken at the time.

At a meeting on May 12, 2009, the Thomson Reuters board received an update from management on changes to the shareholder base of Thomson Reuters PLC. The board was advised that as of May 2009, U.K. ownership of Thomson Reuters PLC had continued to decrease since the November 2008 meeting.  Compared to U.K. ownership of Reuters in May 2007, U.K. ownership decreased from 58% to 25% over this two year period, while at the same time, North American ownership increased from 26% to 64%.

Commencing in late May 2009, our management had several discussions with the Chairman and Deputy Chairmen of the Thomson Reuters board regarding the company’s trading dynamics and whether maintaining the DLC structure was in the best interests of all shareholders. The Chairman and Deputy Chairmen informed management that they were considering convening a meeting of the Thomson Reuters board to consider a possible unification of the DLC structure and asked management to take the necessary steps to ensure that a unification transaction could be executed in a timely manner if the board decided to proceed.

On June 16, 2009, representatives of Thomson Reuters briefed the chairman of Reuters Founders Share Company on possible unification plans and discussed receiving support from Reuters Founders Share Company if a transaction were to move forward. Any such support would be on the basis that Reuters Founders Share Company’s rights in relation to Thomson Reuters would be substantially preserved and not impaired as a result of the transaction.

On June 19, 2009, the Thomson Reuters board convened to consider a unification of the DLC structure. The board received a comprehensive presentation from management with respect to the benefits of unification to Thomson Reuters and our shareholders and the expected level of shareholder support for unification. The board considered the merits of a unification of the DLC structure, including whether it would be in the best interests of Thomson Reuters shareholders compared to maintaining the DLC structure. At the meeting, representatives of Woodbridge provided assurances that it would be willing to support a unification transaction. The board asked management to advance planning and preparations for a unification transaction and agreed that it would meet again to receive management’s report and consider whether to approve a unification of the DLC structure.

On June 22, 2009, Thomson Reuters directors met to receive management’s report and consider whether to approve a unification of the DLC structure. Additional information regarding the factors considered by the board are discussed below in the “Reasons for Unification” section. After discussion, the Thomson Reuters board approved the proposed Unification and a news release announcing it, which we issued following the meeting.

On June 23, 2009, the Thomson Reuters board met again to approve the contents and mailing to shareholders of this circular and other matters relating to the proposed Unification.

Management and the board received advice on the proposed Unification from Torys LLP and Allen & Overy LLP as our legal counsel and Citigroup Global Markets, Inc. (“Citi”), Goldman, Sachs & Co. (“Goldman Sachs”), J.P. Morgan Cazenove Limited (“JPM Cazenove”) and TD Securities Inc. (“TD”) as our financial advisors and/or corporate brokers.

Recommendation of the Thomson Reuters Board

The Thomson Reuters board has unanimously determined that Unification, and the Scheme and Unification Resolution required to implement it, are in the best interests of the Thomson Reuters Corporation shareholders as a whole and the Thomson Reuters PLC shareholders as a whole and is accordingly unanimously recommending that the Thomson Reuters Corporation shareholders vote FOR the Unification Resolution at the Thomson Reuters Corporation Meeting and that the Thomson Reuters PLC shareholders vote FOR the Unification Resolution at the Thomson Reuters PLC Meeting and vote FOR the Scheme at the Thomson Reuters PLC Court Meeting.

Reasons for Unification

Factors considered by the Thomson Reuters board in evaluating the Unification proposal included the following:

•	Unification is desirable because the shareholder base of Thomson Reuters PLC has changed considerably.

When we formed Thomson Reuters, we believed a DLC structure was the best way for Reuters shareholders to stay invested in our shares and participate in our growth. Our hope and expectation was that the DLC structure would also help us attract new U.K. investors. We felt these advantages outweighed the division of our trading liquidity into two principal pools and a more complicated capital structure. Since the DLC was announced in 2007, however, the shareholder base of Thomson Reuters has changed considerably. U.K. shareholder ownership of Thomson Reuters PLC has declined significantly from approximately 58% to approximately 25%, and North American investors now own approximately 64% of Thomson Reuters PLC ordinary shares. U.K. shareholders now only own approximately 5% of our total outstanding shares.

•	Unification will consolidate and improve Thomson Reuters overall trading liquidity.

Unification will consolidate our liquidity, reduce trading volatility in our shares and make it easier for our investors to acquire and build meaningful ownership positions, which should increase demand for our shares. Our shares are currently split between two public companies and are listed on four different stock exchanges, which has fragmented our overall trading liquidity.

•	Unification will simplify our capital structure.

Unifying our capital structure will reduce complexity and make it easier for investors to follow Thomson Reuters. The DLC structure is complex and has additional burdens associated with maintaining two publicly listed parent companies.

•	Unification will eliminate the variance between the trading prices of our common shares and ordinary shares.

Since Thomson Reuters was formed, the trading price of our ordinary shares on the LSE has varied from the trading price of our common shares on the TSX and NYSE, even though the shares represent the same economic interest in Thomson Reuters. Unification will eliminate confusion regarding the valuation of our shares. Following Unification, we will have a traditional single parent company structure with one class of publicly traded common shares.

In evaluating and approving Unification, the board also considered the following other factors:

•	the approval process for Unification, including the requirement for it to be approved by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC, voting separately, and the English Court;

•	Woodbridge’s commitment to vote in favor of Unification, assuring the requisite approval by shareholders of Thomson Reuters Corporation;

•	the likelihood that Unification would receive the requisite level of approval from shareholders of Thomson Reuters PLC;

•	the fact that Unification would not be inconsistent with the Reuters Trust Principles; and

•	the fact that a tax-free “rollover” would be available for Canadian, U.K. and U.S. shareholders of Thomson Reuters PLC who receive Thomson Reuters Corporation common shares.

Implementation of Unification

We will implement the Unification by way of the Scheme. Under the Scheme, all of the issued and outstanding Thomson Reuters PLC ordinary shares subject to the Scheme will either be cancelled or transferred to Thomson Reuters Corporation pursuant to the Transfer Election Alternative and Thomson Reuters PLC shareholders will receive, for each Thomson Reuters PLC ordinary share held, one Thomson Reuters Corporation common share and Thomson Reuters PLC will become a wholly-owned subsidiary of Thomson Reuters Corporation. In addition, the Special Voting Share in the capital of Thomson Reuters PLC will be redeemed and cancelled. Unification will become effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of the Court Order sanctioning the Scheme for registration and the minutes confirming the Thomson Reuters PLC Reduction of Capital in relation to the Scheme being registered by the Registrar of Companies in England and Wales.

Upon Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation, the contractual arrangements giving effect to the DLC structure will automatically terminate. Among those arrangements are the cross-guarantees by which Thomson Reuters Corporation and Thomson Reuters PLC currently guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. However, the cross-guarantees will continue to apply to obligations that came into existence prior to Unification. In addition, in accordance with the articles of incorporation of Thomson Reuters Corporation, the Special Voting Share and the Equalization Share in the capital of Thomson Reuters Corporation will be redeemed and cancelled, and consequential amendments reflecting the termination of the DLC structure will be made to the articles of incorporation and by-laws of Thomson Reuters Corporation.

Following Unification, Thomson Reuters will seek to redeem and cancel the Reuters Founders Share in the capital of Thomson Reuters PLC and will make consequential amendments to the articles of association of Thomson Reuters PLC.

Required Approvals

The matters to be approved at the meetings require the approval of the shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately. Unification also requires the approval of the English Court.

Thomson Reuters PLC Shareholder Approvals

At the Thomson Reuters PLC General Meeting, the Unification Resolution must be approved by a vote in favor of not less than 75% of the votes cast by Thomson Reuters PLC shareholders present in person or represented by proxy and entitled to vote at the meeting. At the Thomson Reuters PLC Court Meeting, the Scheme must be approved by a simple majority in number representing 75% in value of the Thomson Reuters PLC ordinary shares held by those shareholders present in person or represented by proxy and entitled to vote at the meeting. A description of the Unification Resolution and the form thereof is set out in Annex A to this circular.

It is important that, for the Thomson Reuters PLC Court Meeting, as many votes as possible are cast so that the English Court may be satisfied that there is a fair representation of the view of Thomson Reuters PLC shareholders. Thomson Reuters PLC shareholders are therefore encouraged to complete and return their forms of proxy and/or ADS voting instruction cards as soon as possible.

Entitlement to attend and vote at these meetings and the number of votes which may be cast at the meetings will be determined by reference to the register of members of Thomson Reuters PLC at 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be). Any Thomson Reuters PLC ordinary shares which Thomson Reuters Corporation or any subsidiary of Thomson Reuters Corporation may acquire prior to the Thomson Reuters PLC Court Meeting or the Thomson Reuters PLC General Meeting are not subject to the Scheme. Accordingly, such persons are not entitled to vote at the Thomson Reuters PLC Court Meeting in respect of the Thomson Reuters PLC ordinary shares it holds or has acquired and will not exercise the voting rights attaching to such Thomson Reuters PLC ordinary shares at the Thomson Reuters PLC General Meeting.

If the Scheme becomes effective, it will be binding on all Thomson Reuters PLC shareholders, irrespective of whether they attended or voted at the Thomson Reuters PLC Court Meeting or the Thomson Reuters PLC General Meeting and irrespective of whether they voted against Unification.

For information relevant to holders of Thomson Reuters PLC ADSs, please see the “Information for Holders of Thomson Reuters PLC ADSs” section of this circular.

Thomson Reuters Corporation Shareholder Approval

At the Thomson Reuters Corporation Meeting, the Unification Resolution must be approved by a simple majority of the votes cast by holders of Thomson Reuters Corporation common shares present in person or represented by proxy and entitled to vote at the meeting. Woodbridge, which holds approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares, has committed to vote all of its shares in favor of Unification. A description of the Unification Resolution and the form thereof is set out in Annex A to this circular.

All Thomson Reuters Corporation shareholders of record as of 5:00 p.m. (EDT) / 10:00 p.m. (BST) on July 2, 2009 will be entitled to attend and vote at the Thomson Reuters Corporation Meeting.

Thomson Reuters PLC Court Approval for the Scheme and the Reduction of Capital

Unification requires Thomson Reuters PLC to apply to the English Court to approve the Scheme and to confirm the Thomson Reuters PLC Reduction of Capital resulting from the cancellation of all Thomson Reuters PLC ordinary shares subject to the Scheme other than Transfer Election Shares (the “Cancellation Shares”). The effect of the Thomson Reuters PLC Reduction of Capital will be to create a new reserve in Thomson Reuters PLC which will be applied in paying up new Thomson Reuters PLC ordinary shares (equal in number to the Cancellation Shares) which will be issued to Thomson Reuters Corporation (the “New Shares”). As a result of the transfer to it of the Transfer Election Shares and the issue to it of the New Shares, Thomson Reuters Corporation will own the entire issued ordinary share capital of Thomson Reuters PLC.

In consideration of the cancellation of their Cancellation Shares (on terms that the reserve arising on the cancellation is applied in paying up the New Shares), or the transfer to Thomson Reuters Corporation of their Transfer Election Shares, as applicable, Thomson Reuters PLC shareholders will receive common shares of Thomson Reuters Corporation, on the basis described in “Dealings and Settlement” below.

The Scheme also involves a reorganization of the share capital of Thomson Reuters PLC which is intended to ensure that the Scheme does not prejudice the availability of roll-over treatment in relation to U.K. capital gains tax to shareholders otherwise eligible for such treatment. The full text of the Scheme is set out in Annex B to this circular.

On or before August 8, 2009, we will issue a news release announcing the date of the Thomson Reuters PLC Court Hearing to approve the Scheme. Thomson Reuters PLC shareholders will have the right to attend the Thomson Reuters PLC Court Hearing and, if lodging a response to the application to the English Court to approve the Scheme, to appear in person or be represented by counsel at the Court Hearing. The Thomson Reuters PLC Court Hearing will be held at the Royal Courts of Justice, The Strand, London WC2A 2LL, United Kingdom.

The Scheme contains a provision for Thomson Reuters PLC and Thomson Reuters Corporation jointly to consent to any modification of, or addition to, the Scheme, or to any condition that the English Court may think fit to approve or impose. The English Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme that might be material to the interests of Thomson Reuters PLC shareholders unless Thomson Reuters PLC shareholders are informed of any such modification, addition or condition. The English Court may decide, in its discretion, whether or not the consent of Thomson Reuters PLC shareholders should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Thomson Reuters board, is of such a nature or importance as to require the consent of the Thomson Reuters PLC shareholders at a further meeting, the Thomson Reuters board will not enable the Scheme to become effective unless and until such consent is obtained.

Transfer Election Alternative

Under the Transfer Election Alternative, Thomson Reuters PLC shareholders who are Eligible Shareholders may elect to have some or all of their Thomson Reuters PLC ordinary shares transferred to Thomson Reuters Corporation (rather than being cancelled) under the Scheme to enable those Eligible Shareholders to make an election under section 85 of the Tax Act (Canada).

Holders of Thomson Reuters PLC Ordinary Shares in Certificated Form

An Eligible Shareholder holding Thomson Reuters PLC ordinary shares in certificated form who wishes to participate in the Transfer Election Alternative must properly complete and sign an irrevocable election form (a “Transfer Election Form”). The completed Transfer Election Form, together with the certificates representing the Thomson Reuters PLC ordinary shares with respect to which an Eligible Shareholder wishes to participate in the Transfer Election Alternative (the “Transfer Election Shares”) duly endorsed for transfer to Thomson Reuters Corporation, must be received by Equiniti by 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the business day prior to the Thomson Reuters PLC Court Hearing (the “Election Return Date”). Copies of the Transfer Election Form are available on our website, www.thomsonreuters.com, and are also available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States, telephone 1-646-223-4000. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com. Shareholders should request Transfer Election Forms at least 10 business days before the Election Return Date in order to receive timely delivery of those documents.

Shareholders holding Thomson Reuters PLC ordinary shares that are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee or custodian, wishing to participate in the Transfer Election Alternative should contact their intermediary to arrange for the surrender of their Transfer Election Shares. Eligible Shareholders holding Thomson Reuters PLC ADSs will receive further instructions from the Depositary about how to participate in the Transfer Election Alternative.

Holders of Thomson Reuters PLC Ordinary Shares in Uncertificated Form

An Eligible Shareholder holding Thomson Reuters PLC ordinary shares in uncertificated form who wishes to participate in the Transfer Election Alternative must transfer its Transfer Election Shares to an escrow balance by sending an irrevocable transfer escrow instruction (“TTE Instruction”) to Euroclear as soon as possible in order that the TTE Instruction settles by 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Only your CREST sponsor will be able to send the TTE Instruction to Euroclear in relation to your Transfer Election Shares.

The TTE Instruction must specify Equiniti as the escrow agent, must be properly authenticated in accordance with Euroclear’s specifications, should be inputted with a CREST standard delivery instruction priority of 80 and must contain, among other things: (i) the ISIN number for the Thomson Reuters PLC ordinary shares, which number is GB00B29MWZ99; (ii) the number of Transfer Election Shares to be transferred to an escrow balance; your member account ID; your participant ID; the participant account ID of Equiniti, which is 6RA26; the member account ID of Equiniti, which is TRGSOA01; your contact name and telephone number; and the intended settlement date, which should be as soon as possible and in any event by 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date.

After settlement of the TTE Instruction, you will not be able to access the Transfer Election Shares in CREST for any transaction or for charging purposes. If the Scheme becomes effective in accordance with its terms, the escrow agent will transfer the Transfer Election Shares to Thomson Reuters Corporation.

Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction to settle prior to 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date. Please refer to the CREST Manual for further information on the CREST procedures outlined above.

If you fail to give the TTE Instruction to settle prior to 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date in accordance with the instructions set out above or if it is received by such time and date but is not valid and complete in all respects, your election to participate in the Transfer Election Alternative will, for all purposes, be void and your Thomson Reuters PLC ordinary shares subject to the Scheme will be cancelled in accordance with the terms of the Scheme as if you had not elected to participate in the Transfer Election Alternative.

Additional Information

If Unification is not completed, any Transfer Election Form completed by a shareholder will be of no effect and we will cause Equiniti to return all deposited certificates representing Transfer Election Shares to the registered holders thereof and to give TTE Instructions to Euroclear to transfer all Transfer Election Shares held in escrow to the original stock accounts of the holders thereof as soon as practicable.

The method of delivery of all Transfer Election Forms, certificates representing Transfer Election Shares and any other documents, communications, notices, remittances or documents of title required to participate in the Transfer Election Alternative is at the option and risk of the person delivering those documents. We recommend that Transfer Election Forms and certificates representing Transfer Election Shares be delivered by hand to Equiniti and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained. We will determine, in our sole discretion, all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Transfer Election Shares. Shareholders agree that such determination shall be final and binding. We reserve the absolute right to reject any and all Transfer Election Forms which we determine not to be in proper form or which may be unlawful for Thomson Reuters to accept under the laws of any jurisdiction. Subject to the terms of the Scheme, we reserve the absolute right to waive any defect or irregularity in the delivery of any Transfer Election Forms. There shall be no duty or obligation on Thomson Reuters, Equiniti or any other person to acknowledge receipt of or give notice of any defect or irregularity in any Transfer Election Form or TTE Instruction and no liability shall be incurred by any of them for failure to give such notice. Our interpretation of the terms and conditions of Unification (including this circular and the Transfer Election Form) shall be final and binding.

An Eligible Shareholder who properly completes, signs and returns a Transfer Election Form, together with the certificates representing the Transfer Election Shares and any other required documents, so as to be received by Equiniti by 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date, or validly transfers its Transfer Election Shares to Equiniti by sending a TTE Instruction to Euroclear so that the TTE Instruction settles by 11:30 a.m. (EDT) / 4:30 p.m. (BST) on the Election Return Date, will be entitled to make a joint election with Thomson Reuters Corporation to have the provisions of section 85 of the Tax Act (Canada) apply to the exchange of the Transfer Election Shares for Thomson Reuters Corporation common shares.  See the “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain Canadian Federal Income Tax Considerations ― Thomson Reuters PLC Shareholders” section of this circular.

 The participation by a shareholder in the Transfer Election Alternative may have tax and other consequences to a particular shareholder that are not described fully in this circular. Shareholders wishing to participate in the Transfer Election Alternative should consult their own legal, tax, financial or other professional advisor.

Timing

If the Scheme is approved at the Thomson Reuters PLC Court Hearing and the requisite shareholder approvals have been obtained, the Scheme will become effective upon the filing of the office copy of the Court Order with the Registrar of Companies in England and Wales to give effect to Unification, which we expect will occur by the end of the third quarter of 2009. On or before August 8, 2009, we will issue a news release announcing the date on which we expect Unification and the Scheme to become effective. Accordingly, all outstanding Thomson Reuters PLC ordinary shares subject to the Scheme will either be cancelled or transferred to Thomson Reuters Corporation pursuant to the Transfer Election Alternative and Thomson Reuters PLC shareholders will receive, for each Thomson Reuters PLC ordinary share held, one Thomson Reuters Corporation common share. In addition, the UKLA will cancel the listing of Thomson Reuters PLC ordinary shares on the Official List of the UKLA and the LSE will cease the admission to trading of Thomson Reuters PLC ordinary shares on the LSE and Thomson Reuters PLC ADSs will be delisted from Nasdaq.

If the Scheme has not become effective by December 31, 2009 (or such later date as Thomson Reuters PLC and Thomson Reuters Corporation may agree and the English Court may allow), Unification will not proceed.

If Unification is not approved, Thomson Reuters PLC shareholders will continue to hold their existing Thomson Reuters PLC ordinary shares and those shares will continue to be listed on the Official List of the UKLA and admitted to trading on the LSE, and Thomson Reuters PLC ADSs will continue to be listed on Nasdaq. However, as we believe that Unification is in the best interests of Thomson Reuters and all of our shareholders, we will continue to review our DLC structure.

Reuters Trust Principles

Unification will not affect our commitment to uphold the Reuters Trust Principles, which will continue to apply to all of Thomson Reuters. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, will maintain its extraordinary voting power and approval rights and has resolved to support Unification.

Stock Exchange Listings and Index Participation

Thomson Reuters Corporation common shares will continue to be listed on the TSX and the NYSE. The TSX has conditionally approved the listing of the additional Thomson Reuters Corporation common shares to be issued to Thomson Reuters PLC shareholders pursuant to the Scheme. In addition, we plan to file a supplemental listing application to list those additional Thomson Reuters Corporation common shares on the NYSE. These listings are subject to Thomson Reuters Corporation fulfilling all of the listing requirements of the TSX and the NYSE prior to Unification.

Thomson Reuters Corporation common shares will not be listed on the Official List of the UKLA or admitted to trading on the LSE. We expect that Thomson Reuters Corporation common shares will continue to be eligible for inclusion in the S&P/TSX series of indices and for the weighting of our shares in those indices to increase significantly.

Dealings and Settlement

Dealings

The deadline for settlement and registration of transfers in Thomson Reuters PLC ordinary shares for inclusion in the Scheme will be 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the date on which the Scheme becomes effective.

Prior to the Scheme becoming effective, applications will be made for the listing of Thomson Reuters PLC ordinary shares on the Official List of the UKLA to be cancelled and for such shares to cease to be admitted to trading on the LSE on the date on which the Scheme becomes effective.

Settlement

All Thomson Reuters Corporation common shares to which Thomson Reuters PLC shareholders are entitled under the Scheme will be held in uncertificated form and will be traded, cleared and settled through CDS Clearing and Depository Services Inc. (“CDS”). In order to facilitate holding Thomson Reuters Corporation common shares in the U.K. through the CREST system, we intend to use the Computershare Depositary Interest service. Under this service, Computershare Investor Services PLC issues dematerialized depositary interests representing entitlements to non-U.K. securities, such as the Thomson Reuters Corporation common shares. These interests are known as Depositary Interests (“DIs”). DIs may be held and transferred solely electronically within CREST.

Under the Computershare Depositary Interest service, Thomson Reuters Corporation will issue the Thomson Reuters Corporation common shares to which holders of Thomson Reuters PLC ordinary shares are entitled under to the Scheme to Computershare (as registered holder). Thomson Reuters Corporation will cause Computershare to hold such shares on trust (as bare trustee under English law) on behalf of Computershare Investor Services PLC, in its capacity as the depositary for the Thomson Reuters Corporation DIs, and will cause Computershare Investor Services PLC to hold such shares on trust (as bare trustee under English law) on behalf of holders of Thomson Reuters Corporation DIs. Computershare Investor Services PLC will then issue the Thomson Reuters Corporation DIs in CREST to:

—
in the case of holders of Thomson Reuters PLC ordinary shares who hold their shares in uncertificated form as of 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the date on which the Scheme becomes effective, the stock account in CREST of each such holder; and

—
in the case of holders of Thomson Reuters PLC ordinary shares who hold their shares in certificated form as of 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the date on which the Scheme becomes effective, Computershare Company Nominees Limited, on behalf of those holders, and Computershare Company Nominees Limited will deliver to each such holder a letter setting out such holder’s entitlements to Thomson Reuters Corporation DIs and the terms and conditions on which the Thomson Reuters Corporation DIs will be held, in each case, as soon as reasonably practicable and no later than 14 days after the effective date of the Scheme.

The terms and conditions on which Computershare Company Nominees Limited will hold Thomson Reuters Corporation DIs as nominee for holders of Thomson Reuters PLC ordinary shares who hold their shares in certificated form as of 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the date on which the Scheme becomes effective are available on Thomson Reuters website, www.thomsonreuters.com. Computershare will, on request, mail a copy of the terms and conditions, free of charge, to any person who is, or will, following the effective date of the Scheme, be entitled to Thomson Reuters Corporation DIs held through Computershare Company Nominees Limited. Requests can be made to Computershare, toll-free in Canada and the United States at 1-800-564-6253, or at 0870-707-1804 (from within the U.K.).

The terms and conditions upon which DIs generally are issued and held in CREST are set out in the CREST Deed Poll.

The settlement mechanics described in this section do not apply to Thomson Reuters PLC shareholders who hold their Thomson Reuters PLC ordinary shares in certificated form as of 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the date on which the Scheme becomes effective and who have elected to participate in the Dealing Facility. See the “Dealing Facility” section of this circular.

Rights attaching to Thomson Reuters Corporation DIs

Holders of Thomson Reuters Corporation DIs will have an interest in the Thomson Reuters Corporation common shares to which they are entitled under the Scheme but they will not be the registered holders of those shares.

Holders of Thomson Reuters Corporation DIs will, pursuant to the documents establishing the Thomson Reuters Corporation DIs, and subject to applicable laws and insofar as is reasonably practicable under applicable provisions of the Uncertified Securities Regulations 2001 and requirements of Euroclear applicable to the relevant issuer, user or participant in CREST, as described in the CREST glossary of terms issued by Euroclear, be treated in the same manner and will have the same rights and privileges as other holders of Thomson Reuters Corporation common shares. Holders of Thomson Reuters Corporation DIs will be entitled to direct the registered holder of the Thomson Reuters Corporation common shares underlying the Thomson Reuters Corporation DIs to vote at all meetings of holders of Thomson Reuters Corporation common shares, although they will not be entitled to attend and vote in person at such meetings.

Holders of Thomson Reuters Corporation DIs will have the option to receive dividends in British pounds sterling, U.S. dollars or Canadian dollars.

Holders of Thomson Reuters Corporation DIs who are otherwise eligible to participate in Thomson Reuters Corporation’s dividend reinvestment plan should contact Computershare Investor Services PLC if they wish to participate in the plan.

Holders of Thomson Reuters Corporation DIs should note that they will have no rights against Computershare Investor Services PLC or its subsidiaries in respect of the Thomson Reuters Corporation common shares or the Thomson Reuters Corporation DIs held through the Computershare Depositary Interest service.

Cancellation of Thomson Reuters Corporation DIs

Holders of Thomson Reuters Corporation DIs may, subject to applicable laws and in accordance with the relevant rules and practices of CREST, cancel their Thomson Reuters Corporation DIs by sending an instruction to Computershare Investor Services PLC and either (i) transfer the Thomson Reuters Corporation common shares underlying the DIs to a CDS participant (e.g. a Canadian custodian bank), or (ii) elect to be registered directly on Thomson Reuters Corporation’s shareholder register either through the direct registration system or through holding share certificates. Certain fees will be payable by a holder of Thomson Reuters Corporation DIs who effects such a cancellation, although Thomson Reuters will pay the fees with respect to any cancellations that occur within three months of the effective date of the Scheme.

Issuance of Thomson Reuters Corporation DIs

Current holders of Thomson Reuters Corporation common shares may, subject to applicable laws and in accordance with the relevant practices of CREST, convert their common shares into Thomson Reuters Corporation DIs following Unification by sending an instruction to Computershare. Certain fees will be payable by a holder of Thomson Reuters Corporation common shares who effects such a conversion, although Thomson Reuters will pay the fees with respect to any conversions that occur within three months of the effective date of the Scheme.

Information for Holders of Thomson Reuters PLC ADSs

Registered holders of Thomson Reuters PLC ADSs, other than Cede & Co., will receive their Thomson Reuters Corporation common shares in book-entry direct registration system form from the appointed exchange agent, on behalf of Computershare Trust Company NA, in its capacity as the successor depositary for the Thomson Reuters PLC ADSs, upon successful surrender of their Thomson Reuters PLC ADSs in accordance with the terms of an exchange agent agreement. The exchange agent, on behalf of Computershare Trust Company NA, will send a letter of transmittal to each such registered holder to inform them of how to surrender their Thomson Reuters PLC ADSs.

Direct registration system statements representing Thomson Reuters Corporation common shares will be sent to registered holders of Thomson Reuters PLC ADSs, other than Cede & Co., not later than 14 days after the effective date of the Scheme.

Cede & Co. will receive Thomson Reuters Corporation common shares via electronic distribution from the appointed exchange agent, on behalf of Computershare Trust Company NA, upon successful surrender of the Thomson Reuters PLC ADSs it holds in accordance with the terms of an exchange agent agreement. The exchange agent, on behalf of Computershare Trust Company NA, will send a letter of transmittal to Cede & Co. via the Cede & Co. electronic system to inform it of how to surrender its Thomson Reuters PLC ADSs.

The exchange agent, on behalf of the Depositary, will transfer the number of Thomson Reuters Corporation common shares to which Cede & Co. will become entitled to Cede & Co.’s account at The Depositary Trust & Clearing Corporation (“DTCC”) not later than 14 days after the effective date of the Scheme. Cede & Co. will then transfer the number of Thomson Reuters Corporation common shares to each holder on whose behalf it holds Thomson Reuters PLC ADSs through the DTCC system.

Eligible Shareholders holding Thomson Reuters PLC ADSs will receive further instructions from the Depositary about how to participate in the Transfer Election Alternative.

Dealing Facility

Subject to obtaining any applicable regulatory approvals, Thomson Reuters intends to offer the Dealing Facility to Thomson Reuters PLC shareholders who (i) are registered holders of 1,250 or fewer Thomson Reuters PLC ordinary shares (or 209 or fewer Thomson Reuters PLC ADSs) as at both 1:00 p.m. (EDT) / 6:00 p.m. (BST) on June 30, 2009 and as at the Scheme record time, which will be 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the effective date of the Scheme, (ii) are not executive officers, directors or other affiliates of Thomson Reuters Corporation or Thomson Reuters PLC, and (iii) are not Eligible Shareholders who have properly completed all the requirements to participate in the Transfer Election Alternative. Under the Dealing Facility, all (but not less than all) of the Thomson Reuters Corporation common shares which such shareholders receive under the Scheme may be sold on their behalf without incurring any dealing or settlement charges. The Dealing Facility cannot be used to buy additional Thomson Reuters Corporation common shares.

Thomson Reuters PLC shareholders or holders of Thomson Reuters PLC ADSs who may be eligible to make use of the Dealing Facility will find a documentation package included with this circular. The Dealing Facility Instruction Booklet included in the documentation package includes the definitive terms and conditions on which the Dealing Facility will be provided. Participation in the Dealing Facility is completely voluntary. Eligible holders who do not elect to participate will retain their Thomson Reuters Corporation common shares and may use other means to sell them outside of the Dealing Facility.

No assurance can be given as to the price that will be received for the Thomson Reuters Corporation common shares sold through the Dealing Facility. Persons wanting to use the Dealing Facility may be required to provide evidence of their identity if required by applicable anti-money laundering laws.

Thomson Reuters PLC shareholders who hold their Thomson Reuters PLC ordinary shares in uncertificated form (but who are otherwise eligible to make use of the Dealing Facility) and who wish to make use of the Dealing Facility must convert, at their own cost, their holdings of Thomson Reuters PLC ordinary shares into certificated form before the Scheme record time.

Thomson Reuters PLC shareholders who hold their Thomson Reuters PLC ordinary shares in certificated form and who have elected to participate in the Dealing Facility will not be issued Thomson Reuters Corporation DIs as described in the "Dealings and Settlement" section of this circular. Instead, the Thomson Reuters Corporation common shares to which they are entitled under the Scheme will be issued to a broker, as a nominee for those holders, and the broker will sell the Thomson Reuters Corporation common shares on behalf of those holders in accordance with the terms and conditions of the Dealing Facility.

Share Repurchases

Under applicable regulatory requirements, we may not purchase any Thomson Reuters Corporation common shares during the period from the date of the mailing of this circular through the date of the meetings. In connection with Unification, we may repurchase the equivalent of up to $500 million of our shares in one or more of our markets, subject to market conditions, applicable regulatory requirements and compliance with our internal trading policies.

Other Effects of Unification

Unification is a change to our corporate structure that will have no impact on our global businesses, operations, strategy, financial position or employees. In particular:

—	Unification will not affect our long-term commitment to London, the U.K. and Europe. London is a vital global capital for the markets we serve and home to more than 5,000 of our employees.

—	Unification will not have any effect on our dividend policy or payment schedule. We will pay our next quarterly dividend on September 15, 2009 to shareholders of record as of August 21, 2009.

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We are not making any changes to the composition of the Thomson Reuters board or our senior management team. Our corporate governance policies and practices will remain substantially the same and will continue to reflect applicable best practices.

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Unification will not affect our commitment to uphold the Reuters Trust Principles, which will continue to apply to all of Thomson Reuters. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, will maintain its extraordinary voting power and approval rights.

Ongoing Reporting Obligations

Following Unification, we will continue to be a reporting issuer (or have equivalent status) in each of the Canadian provinces and will continue to be subject to continuous disclosure obligations under the securities legislation of each province. We will also continue to be subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, accordingly, will file reports and other information with the SEC. We will no longer have a listing on the Official List of the UKLA and will no longer be subject to the Listing Rules and the Disclosure and Transparency Rules applicable to companies with a listing on the LSE.

We plan to adopt International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Historically, we have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For more information, please see our unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2009 and related management’s discussion and analysis, which are incorporated by reference in this circular. Prior to the issuance of our second quarter 2009 report, we plan to amend our first quarter 2009 report to present our interim financial statements and footnotes in accordance with IFRS. In addition, the amended first quarter 2009 report will include restated 2008 annual and quarterly financial statement information to be consistent with our new IFRS basis, as well as reconciliations of equity and net earnings for the previously reported Canadian GAAP amounts.

Security-Based Compensation Arrangements

For employees based in the U.K., our global employee stock purchase plan operates as a Save-As-You-Earn (Sharesave) plan. In connection with Unification, we will provide for participants in the Sharesave plan who hold options to purchase Thomson Reuters PLC ordinary shares to receive options to purchase Thomson Reuters Corporation common shares so that the value of their plan benefits is not affected.

Following Unification, we will make technical amendments to our other security-based compensation arrangements to reflect the elimination of the DLC structure.

Dividend Policy

We are not making any changes to our dividend policy in connection with Unification.

Any dividends that we declare on Thomson Reuters Corporation common shares following Unification will continue to take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio will continue to be approximately 40% of annual free cash flow. Our board will continue to review our dividend policy in the first quarter of each fiscal year. In February 2009, our board approved an increase in our quarterly dividend rate to $0.28 per share (or $1.12 per share on an annualized basis), effective with our dividend paid on March 26, 2009 to holders of record as of March 6, 2009. The declaration of dividends by our board and the amount of those dividends may be adjusted or eliminated at the discretion of the board and is not subject to approval by shareholders.

Currency

Following Unification, we will continue to declare dividends in U.S. dollars. Following Unification:

—
Current holders of Thomson Reuters Corporation common shares will continue to receive their dividends in U.S. dollars, unless they elect to receive their dividends in Canadian dollars or British pounds sterling.

—	Holders of Thomson Reuters Corporation DIs will receive their dividends in British pounds sterling, unless they elect to receive their dividends in U.S. dollars or Canadian dollars.

—
Current Thomson Reuters PLC shareholders, other than holders who receive Thomson Reuters Corporation DIs under the Scheme, who have elected to receive their dividends in British pounds sterling, U.S. dollars or Canadian dollars will continue to receive their dividends in that currency. Those shareholders who have elected to receive their dividends in other local currencies will receive their dividends in U.S. dollars, unless they elect to receive their dividends in Canadian dollars or British pounds sterling.

—	Shareholders may also be able to elect to receive dividends in certain other local currencies through programs offered by Computershare.

Dividend Reinvestment Plan

Our dividend reinvestment plan allows eligible holders of Thomson Reuters Corporation common shares who are resident in Canada, the U.S. and the U.K. to elect to have their cash dividends reinvested in additional shares. Shareholders resident in other jurisdictions may participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and sale of our shares in those jurisdictions.

Thomson Reuters PLC shareholders who currently participate in our Thomson Reuters PLC dividend reinvestment plan must complete and sign a new participation form and return it to Computershare to continue to participate in our Thomson Reuters Corporation plan following Unification. Due to regulatory requirements, Computershare is unable to transfer over existing Thomson Reuters PLC dividend reinvestment plan elections.

All Thomson Reuters PLC shareholders who are holders of record on August 21, 2009 will receive the dividend to be paid on September 15, 2009 in cash.

Regulatory Matters

The Takeover Code will not apply to Unification. Thomson Reuters Corporation is not, nor will it upon completion of Unification be, a company to which the Takeover Code applies.

As a technical matter, Unification must be notified pursuant to the HSR Act. The U.S. Department of Justice previously completed a review of Thomson’s acquisition of Reuters. We do not expect compliance procedures with HSR Act to have an impact on Unification. No regulatory notifications or filings are required to be made with antitrust authorities in Europe or Canada.

Interests of Directors and Officers

None of our directors or officers has any interest in Unification that is in addition to, or separate or different from, those of our shareholders generally.

DESCRIPTION OF THOMSON REUTERS CORPORATION SHARE CAPITAL

Following Unification, Thomson Reuters Corporation’s authorized share capital will consist of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, of which 6,000,000 preference shares consist of Series II Preference Shares, and the Reuters Founders Share. As of June 30, 2009, Thomson Reuters Corporation had outstanding 647,534,933 common shares and 6,000,000 Series II Preference Shares. Reuters Founders Share Company holds the Reuters Founders Share, which enables it to exercise extraordinary voting powers to safeguard the Reuters Trust Principles.

The following describes the terms that will attach to Thomson Reuters Corporation common shares, Series II Preference Shares and the Reuters Founders Share following Unification. A draft form of the Amended and Restated Thomson Reuters Corporation Articles is available on our website and has also been filed with the Canadian securities regulatory authorities and furnished to the SEC.

Common Shares

Each Thomson Reuters Corporation common share entitles its holder to receive notice of, and to attend, all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the Thomson Reuters Corporation common shares required by applicable laws to be held as a separate class or series meeting) and to vote on all matters submitted to a vote on the basis of one vote for each Thomson Reuters Corporation common share held. Each Thomson Reuters Corporation common share also entitles its holder to receive dividends when declared by the Thomson Reuters Corporation board of directors, subject to the rights of holders of the Series II Preference Shares. All dividends are paid equally on all Thomson Reuters Corporation common shares. Holders of Thomson Reuters Corporation common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Series II Preference Shares. There are no preemptive, redemption, purchase or conversion rights attaching to the Thomson Reuters Corporation common shares.

Preference Shares

Thomson Reuters Corporation’s preference shares may be issued in one or more series as determined by the Thomson Reuters Corporation board of directors. The Series II Preference Shares that are currently outstanding are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends on the Series II Preference Shares are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

The Thomson Reuters Corporation board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payment of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the Thomson Reuters Corporation common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by the Thomson Reuters Corporation board of directors when authorizing a series or as provided by law.

Reuters Founders Share

Reuters Founders Share Company holds the Reuters Founders Share in Thomson Reuters Corporation. Reuters Founders Share Company is entitled to receive notice of and to attend or be represented by proxy at all meetings of Thomson Reuters Corporation shareholders. Reuters Founders Share Company is entitled to vote: (i) separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required; and (ii) together with the holders of the Thomson Reuters Corporation common shares on all matters submitted to a vote of the shareholders where there is an Acquiring Person (as defined in the Amended and Restated Thomson Reuters Corporation Articles) or following delivery of a Reuters Founders Share Control Notice (as defined in the Amended and Restated Thomson Reuters Corporation Articles), except at any meeting of the holders of a particular class or series of shares other than the Reuters Founders Share required by applicable laws to be held as a separate class and in certain other situations described below. Reuters Founders Share Company is not entitled to receive any dividends declared by the Thomson Reuters Corporation board of directors or to participate in any distribution of assets upon liquidation, dissolution or winding-up. Reuters Founders Share Company may not transfer the Reuters Founders Share without the prior approval of the Thomson Reuters Corporation board of directors.

Consent Rights

The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company. In addition, Thomson Reuters Corporation may not take certain corporate actions without the prior written consent of Reuters Founders Share Company, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganization (other than internal reorganizations involving Thomson Reuters Corporation and/or one or more of its subsidiaries), amalgamating with unaffiliated entities and amending, removing or altering certain provisions in the Amended and Restated Thomson Reuters Corporation Articles and the Amended and Restated Thomson Reuters Corporation By-Laws relating to Reuters Founders Share Company and the Reuters Founders Share.

Rights in Relation to an Acquiring Person

In the event that any person, other than an Approved Person or any subsidiary of Thomson Reuters Corporation, has become or becomes an Acquiring Person, the Thomson Reuters Corporation board of directors will as soon as practicable thereafter cause Thomson Reuters Corporation to give notice in writing of such fact to such person and to Reuters Founders Share Company. From and after the time any person has become or becomes an Acquiring Person until such time as such person ceases to be an Acquiring Person, Reuters Founders Share Company will be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters Corporation common shares on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:

•	in respect of any resolution pertaining to any matter on which Reuters Founders Share Company is not required by applicable laws or otherwise entitled to vote separately as a class, the right:

-
to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-
to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-
to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and

-
to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights; and

•
in respect of any resolution pertaining to any matter on which Reuters Founders Share Company is required by applicable laws or otherwise entitled to vote separately as a class, the right to cast one vote.

The right of Reuters Founders Share Company to the above voting rights will be suspended from and after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice until the delivery to Thomson Reuters Corporation of a Rescission Notice (as defined in the Amended and Restated Thomson Reuters Corporation Articles) in respect of the Reuters Founders Share Control Notice.

If the Thomson Reuters Corporation board of directors has reasonable grounds to believe that a person is an Acquiring Person and has made reasonable inquiries to establish whether such person is or is not an Acquiring Person but such inquiries have not been answered or fail to establish whether such person is or is not an Acquiring Person, then such person will be deemed to be an Acquiring Person until such time as the Thomson Reuters Corporation board of directors is satisfied that such person is not an Acquiring Person.

Rights upon Delivery of a Reuters Founders Share Control Notice

If any director becomes aware of any facts which might lead the Thomson Reuters Corporation board of directors and/or Reuters Founders Share Company to take the view that any party other than an Approved Person has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, such director will without delay inform the other directors of such facts and the Thomson Reuters Corporation board of directors will forthwith give written notice of such facts to Reuters Founders Share Company. If, in the opinion of Reuters Founders Share Company, there are reasonable grounds for believing that any party other than an Approved Person has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation and Reuters Founders Share Company has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Reuters Founders Share described above under “Rights in Relation to an Acquiring Person” is insufficient in the circumstances to enable Reuters Founders Share Company to uphold the Reuters Trust Principles, Reuters Founders Share Company will be entitled, in its sole and absolute discretion, to deliver to Thomson Reuters Corporation a Reuters Founders Share Control Notice. If at any time after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice, Reuters Founders Share Company is of the opinion that no party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, then Reuters Founders Share Company will as soon as practicable thereafter send a Rescission Notice to Thomson Reuters Corporation, but the delivery of any Rescission Notice will be without prejudice to the entitlement of Reuters Founders Share Company subsequently to deliver to Thomson Reuters Corporation another Reuters Founders Share Control Notice.

At all times after the delivery of a Reuters Founders Share Control Notice and prior to the delivery of a Rescission Notice in respect of such Reuters Founders Share Control Notice, Reuters Founders Share Company will be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters Corporation common shares, on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:

•	in respect of any resolution pertaining to any matter on which Reuters Founders Share Company is not required by applicable laws or otherwise entitled to vote separately as a class, the right:

-
if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that resolution by all shareholders of Thomson Reuters Corporation, to cast such number of votes as would be sufficient to approve or defeat such resolution;

-
if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that resolution by all shareholders of Thomson Reuters Corporation, to cast the greater of:

o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and

o
such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval (as defined in the Amended and Restated Thomson Reuters Corporation Articles), by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders; and

-
if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on that resolution by all shareholders of Thomson Reuters Corporation, no right to cast any vote; and

•	at any meeting of the holder of the Reuters Founders Share at which Reuters Founders Share Company is entitled to vote separately as a class, the right to cast one vote.

Special Quorum Requirement

At any meeting of Thomson Reuters Corporation shareholders at which Reuters Founders Share Company is entitled to exercise voting rights, a quorum will not be present for any purpose unless Reuters Founders Share Company is present (through a duly authorized representative) or represented by proxy.

Requisition for Shareholders’ Meeting

Reuters Founders Share Company has the right at any time to requisition the Thomson Reuters Corporation board of directors to call a meeting of Thomson Reuters Corporation shareholders. If the Thomson Reuters Corporation board of directors does not call a meeting within seven days after receiving the requisition, Reuters Founders Share Company may call a meeting of Thomson Reuters Corporation shareholders. However, if a Reuters Founders Share Control Notice has been served, Reuters Founders Share Company has the right to call a meeting of Thomson Reuters Corporation shareholders without first requesting that the Thomson Reuters Corporation board of directors do so.

Consultation Rights

Reuters Founders Share Company is entitled to make representations to the Thomson Reuters Corporation board of directors from time to time and will cause the directors of Reuters Founders Share Company to be generally available for consultation with the Thomson Reuters Corporation board of directors.

SUMMARY OF CERTAIN PROVISIONS OF ONTARIO CORPORATE AND SECURITIES LAWS

Thomson Reuters Corporation, an Ontario, Canada corporation, is governed under the OBCA. The following is a summary of certain provisions of Ontario corporate and securities laws and certain related provisions of the Amended and Restated Thomson Reuters Corporation Articles and the Amended and Restated Thomson Reuters Corporation By-Laws which differ from applicable provisions of English company and securities law. Draft forms of the Amended and Restated Thomson Reuters Corporation Articles and the Amended and Restated Thomson Reuters Corporation By-Laws are available on our website and have also been filed with the Canadian securities regulatory authorities and furnished to the SEC.

Objects and Purposes

Corporations incorporated under the OBCA are not required to include specific objects or purposes in their articles of incorporation or by-laws. The Amended and Restated Thomson Reuters Corporation Articles do not place any restrictions on the business Thomson Reuters Corporation may carry on or the powers it may exercise.

Transactions Involving Directors

The OBCA requires that a director of a corporation who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the contract or transaction unless the contract or transaction is:

•	one relating primarily to his or her remuneration as a director of the corporation or an affiliate;

•	one for indemnity of or insurance for directors of the corporation as contemplated under the OBCA; or

•	one with an affiliate.

Director Residency Requirements

Pursuant to the OBCA and subject to certain exceptions, at least 25% of the directors of a corporation must be resident Canadians.

Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the corporation or other entity and was not judged by a court or other competent authority to have committed any fault or omitted to do anything the individual ought to have done.

Pursuant to the Amended and Restated Thomson Reuters Corporation Articles, Thomson Reuters Corporation will indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

Capital Calls on Shares

Under the OBCA, a corporation may not issue a share until the consideration for the share is fully paid and all shares issued by the corporation must be non-assessable. Accordingly, shareholders of Thomson Reuters Corporation have no liability to further capital calls.

Variation of Rights

Under the OBCA, the rights, privileges, restrictions or conditions attaching to any class of shares of a corporation may be amended with the approval of both:

•	a special resolution of the holders of the corporation’s common shares; and

•	a special resolution of the holders of the class of shares that is being affected.

Special Resolution Approval

Under the OBCA, a special resolution of shareholders requires the approval of at least 66⅔% of the votes cast at a meeting of shareholders.

Registered Office and Records

Under the OBCA, a corporation is required to have its registered office located in Ontario and must keep its corporate records in Ontario. Thomson Reuters Corporation’s registered office is located at Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada.

Annual and Special Meetings of Shareholders

The OBCA requires a corporation to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and permits a corporation to call special meetings of shareholders at any time. The board of directors of a corporation is required to call a special meeting of shareholders when so requisitioned by holders of not less than 5% of the shares entitled to vote at the requisitioned meeting. A corporation is required to mail a notice of meeting and management information circular to holders of the shares entitled to vote at a meeting not less than 21 days and not more than 50 days prior to the date of any annual or special meeting of shareholders.

Location of Shareholder Meetings

A meeting of shareholders of a corporation must be held at such place in or outside Ontario (including outside Canada) as the directors of the corporation determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

Shareholder Proposals

Under the OBCA, any shareholder entitled to vote at a meeting of shareholders of a corporation may submit notice of a proposal, provided that, if the proposal includes a nomination for the election of directors, it must be signed by one or more shareholders representing in the aggregate not less than 5% of the shares entitled to vote at the meeting at which the proposal is to be presented.

The corporation need not present a proposal to shareholders if the proposal:

•
is submitted less than 60 days before the anniversary date of the last annual meeting (if the matter is proposed to be raised at an annual meeting) or less than 60 days before a meeting other than the annual meeting (if the matter is proposed to be raised at a meeting other than an annual meeting);

•	has the primary purpose of enforcing a personal claim or redressing a personal grievance against the corporation or its directors, officers or security holders; or

•	does not appear to relate in a significant way to the corporation’s business or affairs.

Limitations on the Rights to Own Securities

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of Thomson Reuters Corporation common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the Amended and Restated Thomson Reuters Corporation Articles or the Amended and Restated Thomson Reuters Corporation By-Laws on the right of a non-resident to hold or vote Thomson Reuters Corporation common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

Disclosure of Share Ownership

Under Canadian securities laws, if a person acquires beneficial ownership of voting or equity securities of a class of Thomson Reuters Corporation that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, such person must forthwith issue a press release and, within two business days, file an early warning report containing certain prescribed information. Such person must also issue a press release and file a report each time such person acquires an additional 2% or more of the outstanding securities of the same class or there is a material change to the contents of the press release and report previously issued and filed.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed (to which shareholders of Thomson Reuters Corporation are subject by virtue of the listing of Thomson Reuters Corporation common shares on the NYSE) are more stringent than those discussed above. The U.S. Exchange Act imposes reporting requirements on persons who acquire beneficial ownership of more than 5% of a class of an equity security registered under Section 12 of the U.S. Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the prescribed information. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Directors, officers and other insiders of Thomson Reuters Corporation are subject to insider reporting obligations under Canadian securities laws.

Takeover Bids

Under Canadian securities laws, if any person offers to acquire or acquires one or more voting or equity shares of a class of a corporation and, after giving effect to such acquisition, such person would beneficially own or owns 20% or more of the outstanding shares of the class, the person must, subject to certain exceptions, make an offer to all holders of the shares of the class. All holders of the same class of shares must be offered identical consideration.

Protection of Minority Interests

Under the OBCA, a “complainant” (which includes a current or former shareholder, a current or former director or officer and any other person who, in the discretion of the court, is a proper person to make an application) may seek relief from the court on the basis that the corporation or its affiliates have engaged in conduct that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.

A complainant may also apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such entity is a party, for the purpose of prosecuting, defending or discontinuing the action of behalf of such entity. Among other things, the court must be satisfied that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

CERTAIN TAX CONSIDERATIONS FOR CANADIAN, U.K. AND U.S. SHAREHOLDERS

The purpose of this summary is to provide shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with general information in relation to taxation considerations arising from Unification. However, you should consult your own advisors as to how your tax position may be affected by Unification under the tax laws of Canada, the U.K., the U.S., or other applicable jurisdictions.

Certain Canadian Federal Income Tax Considerations

This summary is based on the current provisions of the Tax Act (Canada), the regulations thereunder, all specific proposals to amend the Tax Act (Canada) or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this circular, and an understanding of the current published administrative practices of the Canada Revenue Agency.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this circular.

This summary applies to holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares who deal at arm’s length and are not affiliated with Thomson Reuters Corporation, Thomson Reuters PLC or Woodbridge for the purposes of the Tax Act (Canada).

Thomson Reuters Corporation Shareholders

The general consequences of Unification to holders of Thomson Reuters Corporation common shares under the Tax Act (Canada) may be summarized as follows.

Holders of Thomson Reuters Corporation common shares will not be considered to have disposed of their Thomson Reuters Corporation common shares as a result of Unification.

The tax treatment of dividends on Thomson Reuters Corporation common shares will be the same after Unification as it was before Unification.

Thomson Reuters PLC Shareholders

Canadian Resident Holders

The following is a summary of the general consequences of Unification to holders of Thomson Reuters PLC ordinary shares under the Tax Act (Canada) who, for purposes of the Tax Act (Canada), are resident in Canada and hold their Thomson Reuters PLC ordinary shares as capital property and for whom Thomson Reuters PLC is not a foreign affiliate (a “Canadian Resident Holder”). Generally the Thomson Reuters PLC ordinary shares will be considered capital property to a Canadian Resident Holder provided that the Canadian Resident Holder does not hold the Thomson Reuters PLC ordinary shares in the course of carrying on a business of trading or dealing securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Canadian Resident Holder that is a “financial institution” as defined in the Tax Act (Canada) for purposes of the mark-to-market rules. Such holders should consult their own tax advisors having regard to their particular circumstances.

Disposition of Thomson Reuters PLC Ordinary Shares - No Section 85 Election

Canadian Resident Holders who do not make an election with Thomson Reuters Corporation under section 85 of the Tax Act (Canada) as described below will be considered to have disposed of each Thomson Reuters PLC ordinary share as a result of Unification for proceeds of disposition equal to the fair market value of the Thomson Reuters Corporation common share received as consideration for such Thomson Reuters PLC ordinary share. In general, the disposition of a Thomson Reuters PLC ordinary share will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Thomson Reuters PLC ordinary share to the Canadian Resident Holder immediately before the disposition. The consequences of realizing a capital gain (or capital loss) are described below. The cost to the Canadian Resident Holder of the Thomson Reuters Corporation common shares received on the exchange will be equal to the fair market value of the Thomson Reuters Corporation common shares as of the date of the exchange.

Disposition of Thomson Reuters PLC Ordinary Shares - Section 85 Election

An Eligible Shareholder who has properly completed all the requirements to participate in the Transfer Election Alternative may make a joint election with Thomson Reuters Corporation to have the provisions of section 85 of the Tax Act (Canada) apply to the exchange of Thomson Reuters PLC ordinary shares for Thomson Reuters Corporation common shares. An Eligible Shareholder who makes such election in accordance with the Tax Act (Canada) (an "Electing Shareholder") will generally not receive the tax treatment described above under "Disposition of Thomson Reuters PLC Ordinary Shares - No Section 85 Election".

An Electing Shareholder will generally be deemed to have proceeds of disposition of such shareholder's Thomson Reuters PLC ordinary shares equal to the amount set forth in the election, subject to the limitations imposed by the Tax Act (Canada) upon the amounts that can be elected. An Electing Shareholder may realize a capital gain to the extent, if any, that the proceeds deemed to have been received (the elected amount) for the Thomson Reuters PLC ordinary shares, net of any reasonable costs of disposition, exceed the Electing Shareholder’s adjusted cost base of the Thomson Reuters PLC ordinary shares. The tax considerations applicable to a capital gain are described below. The Thomson Reuters Corporation common shares received by an Electing Shareholder will have an adjusted cost base equal to the elected amount.

In order to make the election to have the provisions of section 85 of the Tax Act (Canada) apply, an Eligible Shareholder must provide to Thomson Reuters Corporation, two signed copies of the prescribed form of election (including any applicable provincial tax election form relevant to such shareholder) no later than 90 days after the exchange of Thomson Reuters PLC ordinary shares for Thomson Reuters Corporation common shares. The prescribed forms must be duly completed with the details of the number of Thomson Reuters PLC ordinary shares transferred and the applicable elected amount for purposes of the election. The election form will be signed by Thomson Reuters Corporation and returned to the Eligible Shareholder for filing by the Eligible Shareholder with the Canada Revenue Agency (and with any applicable provincial tax authorities). It is the sole responsibility of the Eligible Shareholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act (Canada) to attend to the proper completion and filing of the forms required by the Tax Act (Canada) in that regard.  Eligible Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required and to ensure all applicable forms are completed and filed in accordance with the Tax Act (Canada).

Thomson Reuters Corporation will not be responsible for any interest, penalties or taxes resulting from an Eligible Shareholder's failure to file an election under section 85 of the Tax Act (Canada) (or under any applicable provincial legislation) on time and properly completed.

Taxation of Capital Gains and Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Canadian Resident Holder in a taxation year generally must be included in the Canadian Resident Holder’s income for that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Canadian Resident Holder in that year.

Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act (Canada).

Capital gains realized by an individual or a trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax under the Tax Act (Canada).

A Canadian Resident Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Currency

For purposes of the Tax Act (Canada), all amounts, including adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars.  The amount of capital gains and losses may be affected by virtue of changes in foreign currency exchange rates.  For purposes of the Tax Act (Canada), amounts denominated in British pounds sterling generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Non-Resident Holders

The following is a summary of the general consequences of Unification to holders of Thomson Reuters PLC ordinary shares under the Tax Act (Canada) who, for purposes of the Tax Act (Canada), are not resident in Canada, do not use or hold, and are not deemed to use or hold, the Thomson Reuters PLC ordinary shares, and will not use or hold, and will not be deemed to use or hold, the Thomson Reuters Corporation common shares, in, or in the course of, carrying on a business in Canada, and do not carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Disposition of Thomson Reuters PLC Ordinary Shares

A Non-Resident Holder will not be subject to tax under the Tax Act (Canada) in respect of any capital gain realized on the disposition of the Thomson Reuters PLC ordinary shares.

Taxation of Thomson Reuters Corporation Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act (Canada) in respect of any capital gain realized on the disposition of Thomson Reuters Corporation common shares provided that the Thomson Reuters Corporation common shares do not constitute “taxable Canadian property” for purposes of the Tax Act (Canada). Provided that the Thomson Reuters Corporation common shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Thomson Reuters Corporation common shares will generally not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the capital stock of Thomson Reuters Corporation was owned by a holder, by persons with whom a holder does not deal at arm’s length, or by a holder and any such persons. Thomson Reuters Corporation common shares can be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act (Canada).

Dividends on Thomson Reuters Corporation common shares paid or credited or deemed under the Tax Act (Canada) to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty. If the Non-Resident Holder is a resident of the U.K. entitled to benefits under the Canada-United Kingdom Income Tax Convention, or is a resident of the U.S. entitled to benefits under the Canada-United States Income Tax Convention, dividends on Thomson Reuters Corporation common shares generally will be subject to Canadian withholding tax at the rate of 15%.

Certain United Kingdom Tax Considerations

The following is a summary of certain U.K. taxation consequences of Unification for holders of Thomson Reuters PLC ordinary shares. This summary is based on current U.K. tax law and an understanding of current published practice of HMRC (together with certain changes to U.K. tax law which have been announced but which have not yet come into force) as at the date of this circular. This summary is intended as a general guide only and (unless otherwise stated) applies only to shareholders who are resident and (if individuals) ordinarily resident and domiciled in the U.K. for U.K. tax purposes (and who are not resident or domiciled elsewhere), who hold their Thomson Reuters PLC ordinary shares directly as investments and who are the absolute beneficial owners of their Thomson Reuters PLC ordinary shares. This summary does not apply to any shareholder who will, after the Unification, hold 10% or more of the share capital or voting rights in Thomson Reuters Corporation. Unless expressly stated otherwise, this summary does not apply to Eligible Shareholders who have elected for the Transfer Election Alternative. The statements may also not apply to certain classes of shareholders such as intermediaries, brokers, persons holding or acquiring shares in the course of trade, persons who have or could be treated as having acquired their shares by reason of employment, persons who hold their shares under an individual savings account, collective investment schemes and insurance companies.

Thomson Reuters PLC shareholders to whom this summary does not apply, who are in any doubt as to their tax position, or who are resident or otherwise subject to tax in a jurisdiction other than the U.K. should consult their own tax advisers having regard to their particular circumstances.

Cancellation of Cancellation Shares and Receipt of Thomson Reuters Corporation Common Shares (and/or DIs in Respect of Such Shares)

Taxation of Chargeable Gains

For the purposes of this section, references to Thomson Reuters Corporation common shares include DIs issued by Computershare Investor Services PLC in respect of those shares.

The issue of Thomson Reuters Corporation common shares to holders of Cancellation Shares under the Scheme, in consideration of the cancellation of the Cancellation Shares, should be regarded as a scheme of reconstruction for the purposes of U.K. taxation of chargeable gains. Accordingly, a holder of Cancellation Shares who, alone or together with persons connected with him, does not hold more than 5% of, or of any class of, shares in or debentures of Thomson Reuters PLC should not be treated as having made a disposal of its Cancellation Shares. The Thomson Reuters Corporation common shares issued by Thomson Reuters Corporation should be treated as the same asset as the existing holding of Cancellation Shares in respect of which they are issued and treated as acquired at the same time as those Cancellation Shares and for the same acquisition cost.

If a holder of Cancellation Shares, alone or together with persons connected with such holder, holds more than 5% of, or of any class of, shares in or debentures of Thomson Reuters PLC, such a shareholder will be eligible for the "roll-over" treatment described above only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Clearance has been sought from HMRC under section 138 TCGA 1992 that HMRC is satisfied that the Scheme will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement.  Accordingly, if such clearance is granted, any such holder of Cancellation Shares should be treated in the manner described in the preceding paragraph. Neither the Scheme nor Unification as a whole is conditional upon such clearance being obtained.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No U.K. SDRT will be payable, and no liability to U.K. stamp duty or SDRT will arise, in respect of the cancellation of the Cancellation Shares or the issue of the Thomson Reuters Corporation common shares (or DIs in respect of such common shares) pursuant to the Scheme.

A liability to U.K. stamp duty or SDRT will arise in respect of the transfer of the Transfer Shares by Eligible Shareholders who have elected for the Transfer Election Alternative to Thomson Reuters Corporation. This U.K. stamp duty or SDRT will be paid by Thomson Reuters Corporation.

Tax Compliance

Any holders of Thomson Reuters PLC ordinary shares who receive Thomson Reuters Corporation common shares as part of the Scheme and who do not currently receive notice from HMRC requiring them to submit a tax return are advised that they will need to notify HMRC that they have acquired a source of overseas income.

Receipt of Dividends on Thomson Reuters Corporation Common Shares

For the purposes of this paragraph, references to Thomson Reuters Corporation common shares include DIs issued by Computershare Investor Services PLC in respect of those shares.

Individuals

References in this paragraph to a "gross dividend" or the "gross amount of the dividend" mean the aggregate of the dividend paid to a shareholder by Thomson Reuters Corporation (before deduction of Canadian withholding tax, if any) and any associated tax credit.

An individual holder of Thomson Reuters Corporation common shares who is resident or ordinarily resident for tax purposes in the U.K. will generally be subject to U.K. income tax (at the rate of 10% in the case of basic rate taxpayers and 32.5% in the case of higher rate taxpayers) on the gross amount of any dividends paid by Thomson Reuters Corporation before deduction of Canadian withholding tax. Such holders should note that the U.K. Finance Bill 2009 includes draft legislation that, if enacted as drafted, will introduce a new 42.5% rate of tax on dividend income for individuals with taxable income for a tax year in excess of £150,000, effective from April 6, 2010.

An individual holder of Thomson Reuters Corporation common shares who is resident for tax purposes in the U.K. and who owns a shareholding of less than 10% in the issued share capital of Thomson Reuters Corporation may, to the extent that a dividend received by that individual is brought into the charge to U.K. tax, be entitled to a non-payable tax credit. This tax credit may be set off against that individual’s total income tax liability (if any) on the dividend. The individual shareholder's liability to tax is calculated on the gross amount of the dividend which will be regarded as the top slice of the shareholder's income. The tax credit will be equal to 10% of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the cash dividend paid by Thomson Reuters Corporation before deduction of Canadian withholding tax, if any).

A U.K. resident individual holder who is liable to income tax at the basic rate will generally be subject to income tax on the dividend at the rate of 10% of the gross dividend, meaning that the tax credit will satisfy in full the shareholder's liability to tax on the dividend.

A U.K. resident shareholder who is liable to tax at the higher rate will generally be subject to income tax on the dividend at the rate of 32.5% of the gross dividend, but will be able to set off the amount of the tax credit against part of this liability. The effect of setting off the tax credit is that such a holder will have to account for additional tax equal to one quarter of the dividend actually paid by Thomson Reuters Corporation. Generally, an individual holder who is resident in the U.K. for tax purposes and who is not liable to income tax in respect of the gross dividend (for example, such an individual who holds its Thomson Reuters Corporation common shares in a U.K. individual savings account) will not be entitled to repayment of the tax credit described above. A non-payable tax credit may also be available in respect of Canadian withholding tax - see “Canadian Withholding Taxes” below.

Companies

A corporate holder of Thomson Reuters Corporation common shares who is resident in the U.K. for tax purposes will generally be subject to corporation tax at the prevailing rate (currently 28% for companies paying the full rate of corporation tax) on the gross amount of any dividends paid by Thomson Reuters Corporation before deduction of Canadian withholding tax. A non-payable tax credit may also be available in respect of Canadian withholding tax - see “Canadian Withholding Taxes” below.

The U.K. Finance Bill 2009 includes draft legislation which, if enacted as drafted, would exempt from U.K. corporation tax most dividends and income distributions which are paid on or after July 1, 2009 by both U.K. resident and non-resident companies. For shareholders which are small or micro enterprises (within the meaning of the Annex to Commission Recommendation 2003/361/EC) the proposed exemption would only be available for dividends and income distributions paid by companies which are resident in a territory with which the U.K. has a double taxation treaty containing a non-discrimination article. The income tax treaty currently in force between the U.K. and Canada contains such a non-discrimination article, therefore if the legislation is enacted as drafted, shareholders who are small or micro enterprises may be entitled to the tax credit described above.

For other corporate shareholders, the proposed exemption would be available in a number of situations, including certain cases in which the shareholder, together with persons connected with that shareholder, hold less than 10% of the Thomson Reuters Corporation common shares.

Canadian Withholding Taxes

U.K. resident shareholders may be able to obtain a non-payable tax credit for all or part of any Canadian tax withheld from dividends paid by Thomson Reuters Corporation in computing their liability to U.K. tax. However, credit will only be given for Canadian withholding tax to the extent that it does not exceed the amount of U.K. income tax that would have been payable on the dividend absent any Canadian withholding tax. Such Thomson Reuters Corporation common shareholders are referred to the section of this circular entitled "Certain Canadian Federal Income Tax Considerations ― Thomson Reuters PLC Shareholders ― Non-Resident Holders" above for a description of the Canadian tax consequences of the payment of dividends by Thomson Reuters Corporation.

Subsequent Disposals of Thomson Reuters Corporation Common Shares

Taxation of Chargeable Gains

For the purposes of this paragraph, references to Thomson Reuters Corporation common shares include DIs issued by Computershare Investor Services PLC in respect of those shares.

A subsequent disposal (or deemed disposal) of Thomson Reuters Corporation common shares may, depending on the individual circumstances of the holder and subject to the availability of any exemptions, relief and/or allowable losses, give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains.

•	Individuals

A chargeable gain realized on the disposal of Thomson Reuters Corporation common shares by an individual within the charge to capital gains tax (such as an individual, trustee or personal representative) will, subject to the availability to the holder of any exemptions, relief and/or allowable losses, be subject to tax at the rate of 18% with no taper relief or indexation allowance.

Individuals who are temporarily non-resident in the U.K. for tax purposes may, in certain circumstances, be subject to U.K. capital gains tax in respect of gains realized when they are not resident in the U.K.

•	Companies

For a holder of Cancellation Shares who is within the charge to U.K. corporation tax, indexation allowance will continue to be available in respect of the acquisition cost of the Cancellation Shares which is rolled-over into the Thomson Reuters Corporation common shares until the Thomson Reuters Corporation common shares are disposed of. Broadly speaking, indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index, the indexation allowance cannot be used to create or increase a loss for tax purposes.

Stamp Duty and SDRT

•	Transfers of (and agreements to transfer) Thomson Reuters Corporation common shares

An agreement to transfer Thomson Reuters Corporation common shares will not be subject to U.K. SDRT provided that no register of Thomson Reuters Corporation common shares is kept by, or on behalf of, Thomson Reuters Corporation in the U.K.  A transfer on sale of Thomson Reuters Corporation common shares will not be subject to U.K. stamp duty provided that any instrument of transfer is not executed in the U.K., and such instrument of transfer does not relate to any property situated, or any matter or thing to be done, in the U.K.

•	Transfers of (and agreements to transfer) DIs in respect of Thomson Reuters Corporation common shares

U.K. SDRT will be charged on an agreement to transfer DIs issued in respect of the Thomson Reuters Corporation common shares within CREST unless CREST is satisfied that certain requirements are met. Whilst Thomson Reuters Corporation is taking steps to ensure that CREST is satisfied that these requirements are met (in which case no U.K. SDRT should be payable on an agreement to transfer the DIs within CREST), there is, however, no guarantee that this will be the outcome. It is not expected that an instrument of transfer which could be subject to U.K. stamp duty would be created in respect of such a transfer.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences to U.S. shareholders of Unification and of the ownership and disposition of Thomson Reuters Corporation common shares received by Thomson Reuters PLC shareholders pursuant to Unification. For purposes of this summary, a “U.S. shareholder” is a beneficial owner of Thomson Reuters PLC ordinary shares, including those represented by Thomson Reuters PLC ADSs, or, following Unification, of Thomson Reuters Corporation common shares that is: (i) an individual citizen or resident of the U.S.; (ii) a corporation or other business entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that is subject to the control of a U.S. person and the primary supervision of a U.S. court or that has made a valid election to be treated as a U.S. person.

The following summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the “IRS”), all as of the date hereof. Changes in such rules or interpretations thereof may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. No rulings or determinations of the IRS or any other tax authorities have been sought or obtained with respect to the U.S. tax consequences arising from the DLC structure or Unification.  Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed in this circular.

This summary does not address foreign, state or local tax consequences of Unification or the ownership or disposition of Thomson Reuters Corporation common shares, nor does it address U.S. federal taxes other than income taxes. This summary does not address U.S. federal income tax consequences relevant to persons other than U.S. shareholders.  Moreover, this summary does not address all aspects of U.S. federal income taxation that may apply to U.S. shareholders that are subject to special tax rules, including broker-dealers, banks, mutual funds, insurance companies, certain other financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, persons who acquired their Thomson Reuters PLC ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, U.S. shareholders that are, or hold their Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares through, pass-through entities, persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons treated as residents of more than one country, persons that at any time have held, directly, indirectly or by attribution, 5% or more (by vote or value) of the equity of Thomson Reuters PLC or Thomson Reuters Corporation, and persons holding Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction. Finally, this discussion assumes that the Thomson Reuters PLC ordinary shares and Thomson Reuters Corporation common shares are held by U.S. shareholders as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code.

If a partnership holds Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A U.S. shareholder that is a shareholder in a partnership that holds Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares is urged to contact its own tax advisor regarding the specific tax consequences of Unification and of owning and disposing of Thomson Reuters Corporation common shares.

The following summary of certain U.S. federal income tax consequences is for information purposes only and is not a substitute for careful tax planning and advice based upon individual circumstances.

IRS CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY U.S. SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS CIRCULAR; AND (C) U.S. SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

There is little or no guidance as to the proper characterization for U.S. federal income tax purposes of a structure similar to the DLC structure. In the absence of any such guidance, Thomson Reuters PLC treats the DLC structure for U.S. federal income tax purposes in accordance with its form, rather than re-characterizing the DLC structure as having resulted in the creation of a joint venture between Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders, or as between Thomson Reuters Corporation and Thomson Reuters PLC themselves, or otherwise. Consistent with such treatment, as described below, Thomson Reuters Corporation and Thomson Reuters PLC intend to characterize Unification for U.S. federal income tax purposes in accordance with its form as an acquisition by Thomson Reuters Corporation of Thomson Reuters PLC ordinary shares from Thomson Reuters PLC shareholders solely in exchange for Thomson Reuters Corporation common shares and to treat Thomson Reuters PLC as not a passive foreign investment company.

Unification

Pursuant to Unification (i) the Thomson Reuters Corporation Special Voting Share will be redeemed by Thomson Reuters Corporation (ii) Thomson Reuters Corporation will acquire the New Shares from Thomson Reuters PLC and the Transfer Election Shares from Eligible Shareholders pursuant to the Transfer Election Alternative and the Cancellation Shares will be cancelled, and (iii) Thomson Reuters Corporation will issue Thomson Reuters Corporation common shares to the former holders of the Cancellation Shares. For U.S. federal income tax purposes, Thomson Reuters Corporation and Thomson Reuters PLC intend to treat Unification as an acquisition by Thomson Reuters Corporation of all of the outstanding Thomson Reuters PLC ordinary shares solely in exchange for the issuance by Thomson Reuters Corporation of Thomson Reuters Corporation common shares to Thomson Reuters PLC shareholders.  Thomson Reuters PLC intends, and this discussion assumes, that Unification be treated as a reorganization for U.S. federal income tax purposes.

Under U.S. federal tax laws, a U.S. shareholder will not recognize any gain or loss as a result of the reorganization.  The Thomson Reuters Corporation common shares received by a U.S. shareholder in the reorganization will have an aggregate adjusted tax basis for computing gain or loss equal to the aggregate adjusted tax basis of the Thomson Reuters PLC ordinary shares held by such U.S. shareholder immediately prior to the reorganization. A U.S. shareholder’s holding period for its Thomson Reuters Corporation common shares will include the holding period of the Thomson Reuters PLC ordinary shares exchanged therefor.

Thomson Reuters Corporation Common Shares

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, a U.S. shareholder must include in its gross income as ordinary income the gross amount of any dividend paid by Thomson Reuters Corporation out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. For U.S. residents entitled to benefits under the Canada-United States Income Tax Convention, dividends on Thomson Reuters Corporation common shares generally will be subject to Canadian withholding tax at the rate of 15%. U.S. shareholders must include the dividend in income when the dividend is received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of Thomson Reuters Corporation’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a U.S. shareholder’s basis in its Thomson Reuters Corporation common shares and afterwards as a capital gain.

Dividends received by a U.S. shareholder with respect to Thomson Reuters Corporation common shares will be treated as foreign source income that generally will be “passive category income” for purposes of computing the foreign tax credit allowable to the U.S. shareholder.  A U.S. shareholder will generally be entitled, subject to generally applicable limitations, to elect to credit the Canadian income taxes withheld by Thomson Reuters Corporation against its U.S. federal income tax liability.  Special rules apply in determining the amount of a foreign tax credit with respect to a dividend that is eligible for the reduced rate applicable to “qualified dividend income” described below.  The rules relating to foreign tax credits are complex and a U.S. shareholder should consult the shareholder's own tax advisor concerning how these rules apply to the shareholder's particular situation.

Certain U.S. shareholders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. shareholders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. We believe that dividends paid with respect to the Thomson Reuters Corporation common shares should constitute qualified dividend income for U.S. federal income tax purposes.

It is possible that the qualified dividend regime will be eliminated or modified, or the maximum 15% federal rate increased, even prior to the current expiration date. Each individual U.S. shareholder of Thomson Reuters Corporation common shares is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced dividend tax rate, taking into account his or her own particular situation.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, a U.S. shareholder that sells or otherwise disposes of Thomson Reuters Corporation common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. shareholder’s tax basis, determined in U.S. dollars, in its Thomson Reuters Corporation common shares.

For sales or other dispositions occurring in taxable years beginning before January 1, 2011, capital gain of a non-corporate U.S. shareholder is generally taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the U.S. for foreign tax credit limitation purposes.

It is possible that the maximum 15% federal capital gain rate will be increased even prior to the current expiration date. Each individual U.S. shareholder of Thomson Reuters Corporation common shares is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced capital gains rate.

Passive Foreign Investment Company Discussion

If during any taxable year, 75% or more of Thomson Reuters Corporation’s gross income consists of certain types of “passive” income, or if the average value during a taxable year of Thomson Reuters Corporation’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all of its assets, Thomson Reuters Corporation will be classified as a “passive foreign investment company” for such year and in succeeding years. Based on Thomson Reuters Corporation’s current and projected income, assets and activities, Thomson Reuters Corporation does not expect to be classified as a passive foreign investment company for its current or any succeeding taxable year.  No assurance can be provided, however, that Thomson Reuters Corporation will not be classified as a passive foreign investment company in the future.

If Thomson Reuters Corporation is classified as a passive foreign investment company, U.S. shareholders may be subject to increased tax liability and an interest charge in respect of gain recognized on the sale of their Thomson Reuters Corporation common shares and upon the receipt of certain distributions. Alternatively, if Thomson Reuters Corporation complies with certain information reporting requirements, a U.S. shareholder may elect to treat Thomson Reuters Corporation as a “qualified electing fund,” in which case the U.S. shareholder would be required to include in income each year that Thomson Reuters Corporation is a passive foreign investment company the U.S. shareholder’s pro rata share of Thomson Reuters Corporation’s ordinary earnings and net capital gains, whether or not distributed. However, if it is determined that Thomson Reuters Corporation is a passive foreign investment company, Thomson Reuters Corporation does not currently intend to provide the information necessary to permit a U.S. shareholder to make the qualified electing fund election. As another alternative to the foregoing rules, if Thomson Reuters Corporation common shares constitute “marketable stock” under applicable Treasury regulations, a U.S. shareholder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its Thomson Reuters Corporation common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). Thomson Reuters Corporation expects that its shares will be treated as marketable stock for these purposes but no assurance can be given.

If Thomson Reuters Corporation is a classified as a passive foreign investment company, dividends paid by Thomson Reuters Corporation would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income.

U.S. shareholders should consult their own tax advisors with respect to the passive foreign investment company issue and its potential application to their particular situation.

Information Reporting and Backup Withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of Thomson Reuters Corporation common shares may be subject to information reporting to the IRS. U.S. federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s U.S. federal income tax liability.  A shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

FURTHER INFORMATION AND DOCUMENTS ON DISPLAY

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information. Information that we announce in the U.K. through RNS, a Regulatory Information Service, is available on our website as well as on SEDAR and EDGAR. Following Unification, we will no longer announce information through RNS.

Copies of this circular and the documents incorporated by reference are available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States, telephone 1-646-223-4000. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com. Shareholders should request documents at least five business days before the date of the meetings in order to receive timely delivery of those documents prior to the meetings.

We are required to file reports and other information with the SEC under the U.S. Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this circular:

•	audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2008 and the accompanying auditors’ report thereon;

•	management’s discussion and analysis of Thomson Reuters Corporation for the year ended December 31, 2008;

•	unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2009;

•	management’s discussion and analysis of Thomson Reuters Corporation for the three months ended March 31, 2009;

•
annual information form of Thomson Reuters Corporation dated March 26, 2009 for the year ended December 31, 2008 (which also constitutes the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2008);

•	management information circular of Thomson Reuters Corporation dated March 26, 2009 relating to the Thomson Reuters annual general meeting of shareholders held on May 13, 2009;

•	management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to its special meeting of shareholders held on March 26, 2008;

•	business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to the formation of Thomson Reuters; and

•	material change report of Thomson Reuters dated June 22, 2009 regarding Unification.

These documents contain important information concerning Thomson Reuters. Any documents (or amendments to such documents) of the types referred to above (other than confidential material change reports) filed by Thomson Reuters Corporation with securities regulatory authorities in Canada and filed with, or furnished to, the SEC after the date of this circular and prior to the Thomson Reuters Corporation Meeting are also incorporated by reference in this circular.

This circular is subject to Canadian prospectus disclosure requirements in connection with the issue to Thomson Reuters PLC shareholders of Thomson Reuters Corporation common shares.  The documents referred to above are incorporated by reference in order to comply with those requirements only and are not aimed at Thomson Reuters PLC shareholders in connection with the Unification Resolution or approval of the Scheme. Reference to these documents is not required in order to vote on the Scheme at the Thomson Reuters PLC Court Meeting or the Unification Resolution at the Thomson Reuters PLC General Meeting.

Copies of the documents incorporated by reference as well as the documents listed below will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) for a period of 12 months from the date of publication of this circular at the registered office of Thomson Reuters PLC located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom, and at the office of Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom, and will also be available for inspection at the Thomson Reuters PLC Court Meeting and the Thomson Reuters PLC General Meeting:

•	Amended and Restated Thomson Reuters Corporation Articles;

•	Amended and Restated Thomson Reuters Corporation By-Laws;

•	Thomson Reuters PLC memorandum and articles of association;

•	the forms of proxy;

•	the Transfer Election Form;

•	the Dealing Facility Instruction Booklet;

•	this circular; and

•	the Scheme and the notices of the meetings.

This circular is subject to Canadian prospectus disclosure requirements in connection with the issue to Thomson Reuters PLC shareholders of Thomson Reuters Corporation common shares.  For purposes of those requirements, any statement contained in this circular or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in this document or in any other document subsequently filed by Thomson Reuters Corporation, which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. In relation to the Unification Resolution on which Thomson Reuters PLC shareholders and Thomson Reuters Corporation shareholders are being asked to vote and the Scheme on which the Thomson Reuters PLC shareholders are being asked to vote, this circular (including the explanatory statement for purposes of section 897 of the U.K. Companies Act constituted by the “Description of Unification and Explanatory Statement” section of this circular) contains all information necessary for such shareholders to make a properly informed decision and no such deemed modification or superseding applies.

HISTORICAL TRADING PRICES OF THOMSON REUTERS SHARES

Thomson Reuters Corporation

Thomson Reuters Corporation common shares are listed and traded on the TSX and the NYSE under the symbol “TRI”. Thomson Reuters Corporation’s Series II Preference Shares are also listed on the TSX under the symbol “TRI.PR.B”.

The following table shows, for the periods indicated, the reported trading prices in Canadian dollars and trading volumes for Thomson Reuters Corporation common shares on the TSX since July 1, 2008.

Period	High	Low	Close	Trading Volume
2009
June	35.75	32.37	33.85	22,250,364
May	37.36	33.00	33.33	19,129,940
April	35.20	31.81	33.50	18,375,497
March	32.85	28.60	32.40	38,271,840
February	33.33	28.19	31.54	31,616,264
January	35.51	27.57	30.00	32,577,446
2008
December	35.75	26.50	35.60	35,473,184
November	31.72	24.83	31.72	31,393,572
October	31.00	25.02	28.38	32,493,872
September	36.93	25.89	28.93	51,362,984
August	37.91	32.21	35.75	20,337,464
July	33.10	27.51	33.05	28,674,766

The following table shows, for the periods indicated, the reported trading prices in U.S. dollars and trading volume for Thomson Reuters Corporation common shares on the NYSE since July 1, 2008.

Period	High	Low	Close	Trading Volume
2009
June	32.29	28.16	29.31	7,612,070
May	32.10	28.01	30.66	7,349,495
April	29.19	25.23	28.43	8,190,400
March	26.79	22.02	25.38	9,185,800
February	27.36	22.52	24.72	9,969,950
January	29.99	21.89	24.39	9,937,820
2008
December	29.42	21.35	29.15	10,866,609
November	26.67	19.30	24.74	8,734,105
October	28.60	19.75	23.48	8,670,302
September	34.50	24.83	27.27	7,476,906
August	35.50	31.38	33.62	4,234,015
July	32.64	27.54	32.23	4,496,550

The closing sale prices of Thomson Reuters Corporation common shares as reported on the TSX and the NYSE on June 22, 2009, the day we announced the proposed Unification, was C$33.53 ($29.71, converted at the exchange rate of $1.00 = C$1.1287) and $29.09, respectively.

Thomson Reuters PLC

Thomson Reuters PLC ordinary shares are listed on the Official List of the UKLA and admitted to trading on the LSE under the symbol “TRIL” and Thomson Reuters PLC ADSs are listed and traded on Nasdaq under the symbol “TRIN”.

The following table shows, for the periods indicated, the reported trading prices in British pounds sterling and trading volumes for Thomson Reuters  PLC ordinary shares on the LSE since July 1, 2008.

Period	High	Low	Close	Trading Volume
2009
June	17.83	16.31	17.32	23,466,219
May	19.39	16.40	16.89	24,140,920
April	17.91	15.15	17.55	23,890,552
March	16.09	13.51	15.60	31,577,834
February	15.19	13.02	14.50	35,776,692
January	15.89	13.05	13.97	35,765,460
2008
December	15.95	12.00	15.10	32,579,992
November	13.15	10.39	12.99	50,810,480
October	13.06	8.83	10.73	53,054,284
September	16.14	11.81	12.41	60,333,204
August	16.25	13.46	15.37	37,061,428
July	14.06	11.32	13.68	61,821,912

The following table shows, for the periods indicated, the reported trading prices in U.S. dollars and trading volumes for Thomson Reuters PLC ADSs on Nasdaq since July 1, 2008.

Period	High	Low	Close	Trading Volume
2009
June	174.49	159.46	171.60	649,430
May	172.53	150.41	164.01	466,188
April	157.29	133.71	154.65	454,030
March	140.90	113.58	133.71	804,350
February	134.40	114.19	124.30	922,827
January	142.71	108.47	121.52	749,507
2008
December	142.20	109.44	135.81	1,013,289
November	120.68	90.92	120.17	1,458,856
October	137.82	86.00	104.56	1,173,348
September	171.13	125.09	135.73	910,112
August	179.82	156.85	168.20	568,009
July	168.21	139.87	161.56	571,330

The closing sale price of Thomson Reuters PLC ordinary shares as reported on the LSE on June 22, 2009, the day we announced the proposed Unification, was £16.31 ($26.97, converted at the exchange rate of $1.00 = £0.6047) and the closing sale price of Thomson Reuters PLC ADSs as reported on Nasdaq on that date was $159.83.

BENEFICIAL OWNERSHIP OF SHARES BY THOMSON REUTERS DIRECTORS

The following table provides the number of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (including ADSs) beneficially owned directly or indirectly by each of our directors, or over which they exercised control or direction, and the number of restricted share units (“RSUs”) and deferred share units (“DSUs”) of Thomson Reuters Corporation held by, or credited to, them, in each case as of June 30, 2009. The table also shows the percentage of voting interests in Thomson Reuters held by our directors as of June 30, 2009 and indicates the percentage of Thomson Reuters Corporation common shares that our directors will hold following Unification.

Information regarding Thomson Reuters shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs and DSUs. Information as to shares beneficially owned or under control or direction is not within our knowledge and has been provided to us by each director.

Name of Beneficial Owner	Number of Thomson Reuters Corporation Common Shares	Number of Thomson Reuters PLC Ordinary Shares	Number of RSUs	Number of DSUs	Percentage of Voting Interest in Thomson Reuters pre-Unification	Percentage of Thomson Reuters Corporation Common Shares post-Unification
David Thomson1,2	6,070	–	–	–	*	*
W. Geoffrey Beattie1,3	43,500	263,624	103,772	–	*	*
Niall FitzGerald, KBE	27,658	–	28,675	–	*	*
Thomas H. Glocer3	–	645,231	695,313	140,000	*	*
Manvinder S. Banga	1,676	–	–	–	*	*
Mary Cirillo	1,676	–	–	11,201	*	*
Steven A. Denning	24,742	–	–	18,135	*	*
Lawton Fitt	–	4,000	–	–	*	*
Roger L. Martin	–	7,500	–	25,425	*	*
Sir Deryck Maughan	–	–	–	2,939	–	–
Ken Olisa	1,265	408	–	–	*	*
Vance K. Opperman	50,000	–	–	31,328	*	*
John M. Thompson4	7,694	11,400	–	17,308	*	*
Peter J. Thomson1,2	–	–	–	1,659	–	–
John A. Tory1	60,000	548,000	–	2,887	*	*

*	Less than 1%.

Notes:

1.	David Thomson and Peter J. Thomson are the Chairmen, and W. Geoffrey Beattie is the President, of Woodbridge. John A. Tory is a director of Woodbridge.

2.	David Thomson and Peter J. Thomson are brothers and are members of the family of the late first Lord Thomson of Fleet.

3.
The following directors hold options to purchase Thomson Reuters Corporation common shares that are currently exercisable or exercisable within 60 days of the date of this circular: W. Geoffrey Beattie – 200,000 and Thomas H. Glocer – 75,802.

4.	In addition, Mrs. J.M. Thompson owns 300 Thomson Reuters Corporation common shares.

SIGNIFICANT SHAREHOLDERS

Woodbridge, our principal and controlling shareholder, holds approximately 66% of the outstanding Thomson Reuters Corporation common shares and approximately 14% of the outstanding Thomson Reuters PLC ordinary shares. Based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of June 30, 2009, Woodbridge has a voting interest in Thomson Reuters of approximately 55%. Following Unification, Woodbridge will hold approximately 55% of the outstanding Thomson Reuters Corporation common shares and, accordingly, will continue to be our principal and controlling shareholder.

To our knowledge, no other person has a voting interest of 10% or more in Thomson Reuters.

TRANSFER AGENTS

The transfer agent and registrar for Thomson Reuters PLC ordinary shares is Equiniti, with transfer facilities located in West Sussex, United Kingdom. The depositary bank for Thomson Reuters PLC ADSs is Deutsche Bank Trust Company Americas, with transfer facilities administered on its behalf by American Stock Transfer & Trust Company in New York, New York, United States.

The transfer agent and registrar for Thomson Reuters Corporation common shares in Canada is Computershare, with transfer facilities in Toronto, Montreal, Calgary and Vancouver. In the U.S., Thomson Reuters Corporation’s transfer agent is Computershare Trust Company N.A., with transfer facilities in Golden, Colorado. Computershare Investor Services PLC is the transfer agent for Thomson Reuters Corporation common shares in the U.K. with facilities in Bristol, England. Computershare is also the transfer agent and registrar of the Series II Preference Shares, with transfer facilities only in Toronto.

Following Unification, Computershare will remain the transfer agent and registrar for Thomson Reuters Corporation common shares and Computershare Investor Services PLC will be the depositary and registrar for Thomson Reuters Corporation DIs.

LEGAL MATTERS

Certain legal matters in connection with the proposed Unification will be passed upon on behalf of Thomson Reuters by Torys LLP (regarding Canadian and U.S. matters, other than U.S. tax matters) and by Allen & Overy LLP (regarding English matters). As of June 30, 2009, partners and associates of each of Torys LLP and Allen & Overy LLP beneficially owned, directly or indirectly, less than 1% of our outstanding shares.

CONSENTS

Citi has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

Goldman Sachs has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

JPM Cazenove has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

TD has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

Torys LLP has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

Allen & Overy LLP has given, and not withdrawn, its written consent to the issue of this circular with the inclusion of the reference to its name in the form and context in which it appears.

AUDITORS

Thomson Reuters Corporation’s auditors are PricewaterhouseCoopers LLP, 77 King Street West, Suite 3000, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8, Canada. Thomson Reuters PLC’s auditors are PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH, United Kingdom.

APPROVAL OF DIRECTORS

The contents and mailing to shareholders of this circular have been approved by the Thomson Reuters board and this circular has been sent to our auditors, each director and each of our shareholders entitled to receive notice of the meetings to which this circular relates.

David W. Binet
Secretary to the Board, Thomson Reuters Corporation
Company Secretary, Thomson Reuters PLC

July 8, 2009

CURRENCY EXCHANGE RATE INFORMATION

The following tables set forth, for the periods indicated, the average and the high and low noon buying rates expressed in Canadian dollars and British pounds sterling per U.S. dollar and the rate of exchange in effect at the end of such periods. Average exchange rates have been calculated on the last trading day of each calendar month during the period. As of June 30, 2009, US$1.00 = C$1.1560 and US$1.00 = £0.6055.

Canadian Dollars per U.S. dollar

	Quarter Ended June 30, 2009	Quarter Ended March 31, 2009	Year Ended December 31, 2008
High	1.2713	1.3063	1.3013
Low	1.0783	1.1756	0.9709
Rate at end of period	1.1560	1.2496	1.2228
Average rate for period	1.1686	1.2430	1.0667

British Pounds Sterling per U.S. dollar

	Quarter Ended June 30, 2009	Quarter Ended March 31, 2009	Year Ended December 31, 2008
High	0.7014	0.7405	0.6951
Low	0.6002	0.6504	0.4902
Rate at end of period	0.6055	0.7038	0.6910
Average rate for period	0.6476	0.6961	0.5449

GLOSSARY OF TERMS

The following terms have the meanings set out below in this circular, not including the Annexes.

“ADS” means an American Depositary Share of Thomson Reuters PLC, each of which represents six Thomson Reuters PLC ordinary shares and which is listed on Nasdaq;

“allowable capital loss” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain Canadian Federal Income Tax Considerations”;

“Amended and Restated Thomson Reuters Corporation Articles” means the amended and restated articles of incorporation of Thomson Reuters Corporation to be filed in connection with Unification;

“Amended and Restated Thomson Reuters Corporation By-Laws” means the amended and restated by-laws to be adopted by Thomson Reuters Corporation in connection with Unification;

“BST” means British Summer Time;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“Canadian Resident Holder” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain Canadian Federal Income Tax Considerations”;

“Cancellation Shares” has the meaning ascribed thereto under “Description of Unification and Explanatory Statement ― Required Approvals ― Thomson Reuters PLC Court Approval for the Scheme and the Reduction of Capital”;

“CDS” means CDS Clearing and Depository Services Inc.;

“Citi” means Citigroup Global Markets, Inc.;

“Code” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain U.S. Federal Income Tax Considerations”;

“Computershare” means Computershare Trust Company of Canada;

“Court Order” means the order of the English Court sanctioning the Scheme under Part 26 of the U.K. Companies Act and confirming the reduction of capital of Thomson Reuters PLC pursuant to the Scheme under section 137 of the U.K. Companies Act 1985;

“CREST” means the  Relevant System in respect of which Euroclear is the Operator (all as defined in the U.K. Uncertificated Securities Regulations 2001);

“CREST Manual” means the CREST manual issued by Euroclear in July 2008, as amended from time to time;

“CREST Proxy Instruction” has the meaning ascribed thereto under “Action to be Taken and Voting Information ― CREST Information for Thomson Reuters PLC shareholders”;

“Dealing Facility” means the dealing facility whereby Thomson Reuters PLC shareholders who (i) are registered holders of 1,250 or fewer Thomson Reuters PLC ordinary shares or 209 or fewer Thomson Reuters PLC ADSs as at both 1:00 p.m. (EDT) / 6:00 p.m. (BST) on June 30, 2009 and as at the Scheme record time, which will be 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the effective date of the Scheme, (ii) are not executive officers, directors or other affiliates of Thomson Reuters Corporation or Thomson Reuters PLC, and (iii) are not Eligible Shareholders who have properly completed all the requirements to participate in the Transfer Election Alternative, may elect to sell all (but not less than all) of the Thomson Reuters Corporation common shares which they receive under the Scheme without incurring any dealing or settlement charges;

“Dealing Facility Instruction Booklet” the instruction booklet sent to Thomson Reuters PLC shareholders and holders of Thomson Reuters PLC ADSs in connection with the Dealing Facility;

“Depositary” means Deutsche Bank Trust Company Americas;

“DI” means a dematerialized depositary interest representing an entitlement to a share;

“DLC structure” has the meaning ascribed thereto under “Information Contained in this Circular”;

“DSUs” has the meaning ascribed thereto under “Beneficial Ownership of Thomson Reuters Shares by Thomson Reuters Directors”;

“DTCC” means The Depositary Trust & Clearing Corporation;

“EDT” means Eastern Daylight Time;

“Electing Shareholder” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain Canadian Federal Income Tax Considerations”;

“Election Return Date” has the meaning ascribed thereto under “Description of Unification and Explanatory Statement ― Transfer Election Alternative ― Holders of Thomson Reuters PLC ordinary shares in certificated form”;

“Eligible Shareholder” means a Thomson Reuters PLC shareholder who is (i) a resident of Canada for purposes of the Tax Act (Canada) and not exempt from tax under Part I of the Tax Act (Canada), or (ii) a partnership if one or more of the partners would fall within section (i) of this definition;

“English Court” means the High Court of Justice of England and Wales;

“Equiniti” means Equiniti Limited;

“Euroclear” means Euroclear UK & Ireland Limited;

“Goldman Sachs” means Goldman, Sachs & Co.;

“HMRC” means HM Revenue and Customs;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“IRS” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders ― Certain U.S. Federal Income Tax Considerations”;

“JPM Cazenove” means J.P. Morgan Cazenove Limited;

“London Stock Exchange” means London Stock Exchange plc, incorporated in England and Wales with registered number 02075721, or any successor thereto;

“LSE” means the London Stock Exchange's main market for listed securities;

“Nasdaq” means the Nasdaq Global Select Market;

“New Shares” has the meaning ascribed thereto under “Description of Unification and Explanatory Statement ― Required Approvals ― Thomson Reuters PLC Court Approval for the Scheme and the Reduction of Capital”;

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders – Certain Canadian Federal Income Tax Considerations”;

“NYSE” means the New York Stock Exchange, Inc., or any successor thereto;

“OBCA” means the Business Corporations Act (Ontario);

“Reuters” means Reuters Group PLC before its acquisition by Thomson on April 17, 2008;

“Reuters Founders Share Company” means Reuters Founders Share Company Limited;

“Reuters Trust Principles” means: (a) that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction; (b) that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved; (c) that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom Thomson Reuters has or may have contracts; (d) that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and (e) that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business;

“RSUs” has the meaning ascribed thereto under “Beneficial Ownership of Thomson Reuters Shares by Thomson Reuters Directors”;

“Scheme” means the scheme of arrangement between Thomson Reuters PLC and its shareholders under Part 26 of the U.K. Companies Act under which Unification will be effected;

“SDRT” means stamp duty reserve tax;

“SEC” means the U.S. Securities and Exchange Commission;

“Series II Preference Shares” means Thomson Reuters Corporation’s series of preference shares designated as Cumulative Redeemable Floating Rating Preference Shares, Series II;

“Takeover Code” means the U.K. City Code on Takeovers and Mergers;

“Tax Act (Canada)” means the Income Tax Act (Canada), as amended;

“taxable capital gain” has the meaning ascribed thereto under “Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders – Certain Canadian Federal Income Tax Considerations”;

“TD” means TD Securities Inc.;

“Thomson” means The Thomson Corporation (now Thomson Reuters Corporation) before its acquisition of Reuters on April 17, 2008;

“Thomson Reuters” has the meaning ascribed thereto under “Information Contained in this Circular”;

“Thomson Reuters board” has the meaning ascribed thereto under “Information Contained in this Circular”;

“Thomson Reuters Corporation Meeting” means the special meeting of Thomson Reuters Corporation shareholders (and any adjournment or postponement thereof) to be convened for the purpose of considering and, if thought fit, approving the Unification Resolution;

“Thomson Reuters PLC Court Hearing” means the hearing by the English Court of the claim form to approve the Scheme and to confirm the Thomson Reuters PLC Reduction of Capital;

“Thomson Reuters PLC Court Meeting” means the meeting of Thomson Reuters PLC shareholders (and any adjournment or postponement thereof) convened by direction of the English Court pursuant to section 897 of the U.K. Companies Act for the purposes of considering and, if thought fit, approving the Scheme;

“Thomson Reuters PLC General Meeting” means the general meeting of Thomson Reuters PLC shareholders (and any adjournment or postponement thereof) to be convened for the purpose of considering and, if thought fit, approving the Unification Resolution;

“Thomson Reuters PLC ordinary shares” means the ordinary shares of Thomson Reuters PLC, including entitlements thereto through Thomson Reuters PLC ADSs;

“Thomson Reuters PLC Reduction of Capital” means the proposed reduction of capital provided for in the Scheme under section 137 of the U.K. Companies Act 1985;

“Transfer Election Alternative” has the meaning ascribed thereto under “Questions and Answers About Unification”;

“Transfer Election Form” has the meaning ascribed thereto under “Description of Unification and Explanatory Statement ― Transfer Election Alternative”;

“Transfer Election Shares” means the Thomson Reuters PLC ordinary shares with respect to which an Eligible Shareholder wishes to participate in the Transfer Election Alternative;

“TSX” means the Toronto Stock Exchange, or any successor thereto;

“TTE Instruction” has the meaning ascribed thereto under “Description of Unification and Explanatory Statement ― Transfer Election Alternative ― Holders of Thomson Reuters PLC Ordinary Shares in Uncertificated Form”;

“U.K. Companies Act” means the U.K. Companies Act 2006, as amended;

“UKLA” means the U.K. Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the U.K. Financial Services and Markets Act 2000 or any successor thereto;

“Unification” means the unification of our DLC structure from two parent companies to one parent company by way of the Scheme”;

“Unification Resolution” has the meaning ascribed thereto under “Questions and Answers About Unification”;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“Woodbridge” has the meaning ascribed thereto under “Information Contained in this Circular”.

ANNEX A - EXPLANATORY NOTE AND FORM OF UNIFICATION RESOLUTION

Part 1

Explanatory Note

In addition to a resolution to approve unification of Thomson Reuters dual listed company structure pursuant to a scheme of arrangement (the “Scheme”), Thomson Reuters shareholders will be asked to approve a capital reorganization of Thomson Reuters PLC, a reduction of capital of Thomson Reuters PLC provided for in the Scheme, an increase of the authorized share capital of Thomson Reuters PLC, an authority to allot Thomson Reuters PLC ordinary shares, and certain amendments to the Thomson Reuters PLC articles of association. An explanation of these resolutions are discussed below.

Capital Reorganization

Shareholders are being asked to approve a reorganization of the share capital (the "Capital Reorganization") of Thomson Reuters PLC, whereby:

1.
Thomson Reuters PLC ordinary shares subject to the Scheme and subject to valid elections under the Transfer Election Alternative (as defined in this circular) will be reclassified into T Ordinary Shares (the "Transfer Election Shares"); and

2.
any Thomson Reuters PLC ordinary shares beneficially owned by Thomson Reuters Corporation or any subsidiary undertaking of Thomson Reuters Corporation will be reclassified into E Ordinary Shares (the "Excluded Shares").

The Capital Reorganization is being undertaken to ensure that the Scheme does not prejudice the availability of roll-over treatment in relation to U.K. capital gains tax to shareholders otherwise eligible for such treatment. The ability to make elections under the Transfer Election Alternative is being provided to Eligible Shareholders (as defined in this circular) in order to enable each such Eligible Shareholder to make a joint election with Thomson Reuters Corporation to have the provisions of section 85 of the Tax Act (Canada) apply to the exchange of Thomson Reuters PLC ordinary shares subject to the Scheme for Thomson Reuters Corporation common shares. See the section of this circular entitled "Certain Tax Considerations for Canadian, U.K. and U.S. Shareholders."

The Capital Reorganization will take effect at 1:00 p.m. (EDT) / 6:00 p.m. (BST) on the business day prior to the effective date of the Scheme.

If, for any reason, the Thomson Reuters PLC Reduction of Capital does not become effective, the resolution provides for the Capital Reorganization to be reversed.

Reduction of Capital

Shareholders are being asked to approve a reduction of capital of Thomson Reuters PLC resulting from the cancellation of all outstanding Thomson Reuters PLC ordinary shares subject to the Scheme other than Transfer Election Shares. The Excluded Shares will not be subject to the Scheme and will therefore not be cancelled or transferred.

Increase in Authorized Share Capital

Shareholders are being asked to approve the increase of the authorized share capital of Thomson Reuters PLC to its former amount prior to the reduction of capital of Thomson Reuters PLC becoming effective. The increase of the authorized share capital will be effected by the creation of new Thomson Reuters PLC ordinary shares to be issued to Thomson Reuters Corporation in accordance with the Scheme (the “New Shares”).

Approval of Authority to Allot New Thomson Reuters PLC Ordinary Shares

Shareholders are being asked to approve the directors’ authority to allot the New Shares in accordance with the Scheme. The directors’ authority to issue the New Shares would be limited to an aggregate nominal amount of £45,650,000 of Thomson Reuters PLC’s share capital, which represented approximately 101% of its issued ordinary share capital as of June 30, 2009. This authority is additional to the existing authority of the directors to allot shares that was approved at Thomson Reuters annual general meeting of shareholders on May 13, 2009.

We do not plan to exercise this authority other than in accordance with, and for the purposes of implementing, the Scheme.

If approved by shareholders, the authorization to allot the New Shares will be valid until December 31, 2009.

Amendments to the Thomson Reuters PLC Articles of Association

Shareholders will be asked to approve amendments to the Thomson Reuters PLC articles of association. The proposed amendments are designed to ensure that the share capital reorganization of Thomson Reuters PLC can be implemented in accordance with the Scheme, to reflect the reclassification of the Transfer Election Shares as Thomson Reuters PLC ordinary shares after the Scheme becomes effective and to avoid any person (other than Thomson Reuters Corporation) acquiring Thomson Reuters PLC ordinary shares after the Scheme becomes effective.

Part 2

Form of Unification Resolution

BE IT RESOLVED:

That, for the purpose of giving effect to the scheme of arrangement (the “Scheme”) dated July 8, 2009 in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales (the “Court”) proposed to be made between Thomson Reuters PLC and the holders of the Scheme Shares (as defined in the Scheme):

(a)	at the Reorganization Record Time (as defined in the Scheme):

(i)
each Scheme Share in respect of which a valid election under the Transfer Alternative (as defined in the Scheme) has been made shall be reclassified into one T ordinary share of £0.25 each (the “T Ordinary Shares”), such T Ordinary Shares having the rights set out in new articles 3 and 10 to be adopted pursuant to section (b) of this Resolution; and

(ii)
each Excluded Share (as defined in the Scheme) shall be reclassified into one E Ordinary Share of £0.25 each (the “E Ordinary Shares”), such E Ordinary Shares having the rights set out in new articles 3 and 10 to be adopted pursuant to section (b) of this Resolution;

(b)
with effect from the reclassifications referred to in section (a) of this Resolution, articles 3 and 10 of the articles of association of Thomson Reuters PLC (the “Articles”) shall be replaced by the following new articles 3 and 10:

“3.	SHARE CAPITAL

The share capital of the Company at the date of adoption of these Articles will be £100,487,501 divided into:

(a)	ordinary shares of £0.25 each (the "Ordinary Shares");

(b)	T ordinary shares of £0.25 each (the "T Ordinary Shares");

(c)	E ordinary shares of £0.25 (the "E Ordinary Shares");

(d)	one special voting share of £500,000 (the "Special Voting Share"); and

(e)	one Reuters founders share of £1 (the "Reuters Founders Share").

10.	ORDINARY SHARES, T ORDINARY SHARES AND E ORDINARY SHARES

The rights, privileges, restrictions and conditions attaching to the Ordinary Shares, T Ordinary Shares and E Ordinary Shares are as follows:

10.1	Notice of meetings and voting rights

Except for meetings of holders of a particular class or series of shares other than the Ordinary Shares (in the case of the Ordinary Shares), the T Ordinary Shares (in the case of the T Ordinary Shares), or the E Ordinary Shares (in the case of the E Ordinary Shares) required by Applicable Laws to be held as a separate class or series meeting, the holders of the Ordinary Shares, the T Ordinary Shares and the E Ordinary Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote, together with (except at meetings of holders of Ordinary Shares (in the case of the Ordinary Shares), T Ordinary Shares (in the case of the T Ordinary Shares), or the holders of the E Ordinary Shares (in the case of the E Ordinary Shares) required by Applicable Laws to be held as a separate class meeting) the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares and the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Ordinary Share, T Ordinary Share or E Ordinary Share held.

10.2	Dividends

Subject to Applicable Laws, the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine rateably according to the number of such shares held by the holders respectively.

10.3	Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the CA 1985 and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares shall be entitled to share equally, according to the number of shares held by them, in all remaining property and assets of the Company.”;

(c) (i)
the Scheme be approved and the directors of Thomson Reuters Corporation and Thomson Reuters PLC be and are hereby authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	for the purpose of giving effect to the Scheme:

(A)
the issued share capital of Thomson Reuters PLC be reduced by cancelling and extinguishing the Ordinary Shares (as defined in the Articles at the date of the Court Hearing (as defined in the Scheme)) other than: (i) those Scheme Shares in respect of which valid elections have been made under the Transfer Alternative (such Scheme Shares to be reclassified as T Ordinary Shares following the reclassifications referred to in section (a) of this Resolution taking effect) and (ii) any Excluded Shares (such Excluded Shares to be reclassified as E Ordinary Shares following the reclassifications referred to in section (a) of this Resolution taking effect); and

(B)	forthwith and contingently upon such reduction of capital taking effect:

I.
the authorized share capital of Thomson Reuters PLC be increased to its former amount by the creation of such number of Ordinary Shares (the “New Thomson Reuters PLC Shares”) as is equal to the aggregate number of Ordinary Shares cancelled pursuant to section (c)(ii)(A) of this Resolution;

II.
Thomson Reuters PLC shall apply the reserve arising as a result of such reduction of capital in paying up, in full at par, the New Thomson Reuters PLC Shares, which shall be allotted and issued, credited as fully paid, to Thomson Reuters Corporation and/or its nominee or nominees; and

III.
the directors of Thomson Reuters PLC be and they are hereby generally and unconditionally authorized, for the purposes of section 80 of the Companies Act 1985, to allot the New Thomson Reuters PLC Shares provided that:

•	the maximum nominal amount of share capital which may be allotted hereunder shall be £45,650,000;

•	this authority shall expire on December 31, 2009; and

•	this authority shall be in addition to any subsisting authority conferred on the directors of Thomson Reuters PLC pursuant to the said section 80,

PROVIDED THAT if the reduction of capital does not become effective by 1:00 p.m. (Eastern Daylight Time) / 6:00 p.m. (British Summer Time) on the fifth Business Day following the Reorganization Record Time, or such later time and date as agreed by Thomson Reuters PLC and Thomson Reuters Corporation and which the Court may think fit to approve or impose (the “Reversal Time”):

(i)	the reclassifications effected by section (a) of this Resolution; and

(ii)	the amendment made to the Articles by section (b) of this Resolution and paragraph (d) below, shall be reversed;

(d)	with effect from the passing of this Resolution, the Articles be amended by the adoption and inclusion of the following new Article 51:

“51	SCHEME OF ARRANGEMENT

51.1
For the purpose of this Article 51, references to theScheme are to the scheme of arrangement between the Company and the holders of the Scheme Shares dated July 8, 2009 under Part 26 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meaning in this Article.

51.2
Notwithstanding any other provisions of these Articles, if any ordinary shares in the capital of the Company are allotted and issued to any person (a New Member) other than Thomson Reuters Corporation and/or its nominee or nominees after the time at which this Article becomes effective and before 6.00 p.m. on the business day before the date on which the Court confirms the Thomson Reuters PLC Reduction of Capital (as defined in the Scheme), such ordinary shares in the share capital of the Company shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the New Member, and any subsequent holder other than Thomson Reuters Corporation and/or its nominee or nominees, shall be bound by the terms of the Scheme.

51.3
Subject to the Scheme becoming effective, if any ordinary shares in the share capital of the Company are issued and allotted to a New Member at or after 6.00 p.m. on the business day before the date on which the Court confirms the Thomson Reuters PLC Reduction of Capital (thePost-Scheme Shares), they will, on receipt by the Company of an election in writing from Thomson Reuters Corporation, be immediately transferred to Thomson Reuters Corporation and/or its nominee in consideration of and conditional upon the issue or transfer to the New Member of one Thomson Reuters Corporation Share for each Post-Scheme Share, so transferred. Any Thomson Reuters Corporation Shares issued pursuant to this Article 51 to the New Member will be credited as fully paid and will rank equally in all respects with all Thomson Reuters Corporation Shares in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of exchange) and will be subject to the Articles and By-Laws of Thomson Reuters Corporation.

51.4
The number of Thomson Reuters Corporation Shares to be issued or transferred to the New Member under this Article 51 may be adjusted by the directors of the Company in such manner as the Company's auditors may determine on any reorganization or material alteration of the share capital of either the Company or of Thomson Reuters Corporation or any other return of value to holders of Thomson Reuters Corporation Shares, provided always that any fractions of Thomson Reuters Corporation Shares shall be disregarded and shall be aggregated and sold for the benefit of Thomson Reuters Corporation.

51.5
In order to give effect to any such transfer required by this Article 51, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Thomson Reuters Corporation and/or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Thomson Reuters Corporation. Pending the registration of Thomson Reuters Corporation as a holder of any Post-Scheme Shares to be transferred pursuant to this Article 51, Thomson Reuters Corporation shall be empowered to appoint a person nominated by the directors of the Company to act as attorney on behalf of the holder of the Post-Scheme Shares in accordance with such directions as Thomson Reuters Corporation may give in relation to any dealings with or disposal of the Post-Scheme Shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and any holder of Post-Scheme Shares shall exercise all rights attached thereto in accordance with the directions of Thomson Reuters Corporation but not otherwise. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares.

51.6
Settlement of the Thomson Reuters Corporation Shares issued to New Members pursuant to Article 51.3 shall be effected as follows: Thomson Reuters Corporation shall issue the Thomson Reuters Corporation common shares to which the New Member is entitled to Computershare Trust Company of Canada (as registered holder); Thomson Reuters Corporation will cause Computershare Trust Company of Canada to hold such shares on trust (as bare trustee under English law) on behalf of Computershare Investor Services PLC, in its capacity as depositary for depositary interests (DIs) each of which represents an entitlement to a Thomson Reuters Corporation common share (the Thomson Reuters Corporation DIs) and will cause Computershare Investor Services PLC to hold such shares on trust (as bare trustee under English law) on behalf of the New Member; Computershare Investor Services PLC will then issue the Thomson Reuters Corporation DIs in CREST to Computershare Company Nominees Limited and Computershare Company Nominees Limited shall deliver to the New Member a letter setting out its entitlement to Thomson Reuters Corporation DIs no later than 14 days after the issue and allotment of the relevant Post-Scheme Share.

51.7
The provisions of this Article 51 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, Thomson Reuters Corporation is advised that the allotment and/or issue of Thomson Reuters Corporation Shares pursuant to this Article 51 would or might infringe the laws of such jurisdiction or would or may require Thomson Reuters Corporation to observe any governmental or other consent or any registration, filing or other formality, with which Thomson Reuters Corporation is unable to comply or with which Thomson Reuters Corporation regards it unduly onerous to comply, Thomson Reuters Corporation may, in its sole discretion, either:

(a)
determine that the Thomson Reuters Corporation Shares shall not be allotted and/or issued to such holder under this Article 51 but shall instead be allotted and issued (directly on Thomson Reuters Corporation’s shareholder register either through the direct registration system or through holding share certificates) to a nominee appointed by Thomson Reuters Corporation as nominee for such holder on terms that the nominee shall, as soon as practicable following such allotment and issue, sell the Thomson Reuters Corporation Shares so allotted and issued on behalf of such holder at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) by sending a cheque or creating a payment instruction in accordance with the provisions of Article 42.14 (Method of cash dividend payments) mutatis mutandis. In the absence of bad faith or wilful default, none of the Company, Thomson Reuters Corporation or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)
determine that the Thomson Reuters Corporation Shares shall be sold, in which event the Thomson Reuters Corporation Shares shall be issued to such holder (directly on Thomson Reuters Corporation’s shareholder register either through the direct registration system or through holding share certificates) and Thomson Reuters Corporation shall appoint a person to act pursuant to this Article 51(6)(b) and such person shall be authorized on behalf of such holder to procure that any shares in respect of which Thomson Reuters Corporation has made such determination shall as soon as practicable following such issue be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or creating a payment instruction in accordance with the provisions of Article 42.14 (Method of cash dividend payments) mutatis mutandis. To give effect to any such sale, the person so appointed shall be authorized on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Thomson Reuters Corporation or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.”;

(e)
subject to and conditional upon the Scheme becoming effective, and subject to it being approved by the United Kingdom Listing Authority (the “UKLA”), the Thomson Reuters PLC Shares (as defined in the Scheme) be delisted from the Official List of the UKLA;

(f)
subject to and conditional upon the Scheme becoming effective, each T Ordinary Share and each E Ordinary Share shall be reclassified into one Ordinary Share (as defined in the Articles) and articles 3 and 10 of the Articles shall be replaced by the following new articles 3 and 10:

“3.	SHARE CAPITAL

The share capital of the Company at the date of adoption of these Articles will be £100,487,501 divided into ordinary shares of £0.25 each (the "Ordinary Shares"), one special voting share of £500,000 (the “Special Voting Share”) and one Reuters founders share of £1 (the “Reuters Founders Share”).

10.	ORDINARY SHARES

The rights, privileges, restrictions and conditions attaching to the Ordinary Shares are as follows:

10.1	Notice of meetings and voting rights

Except for meetings of holders of a particular class or series of shares other than the Ordinary Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Ordinary Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote, together with (except at meetings of holders of Ordinary Shares required by Applicable Laws to be held as a separate class meeting) the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Ordinary Share held.

10.2	Dividends

Subject to Applicable Laws, the holders of the Ordinary Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine rateably according to the number of such shares held by the holders respectively.

10.3	Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the CA 1985 and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Ordinary Shares shall be entitled to share equally, according to the number of shares held by them, in all remaining property and assets of the Company."

ANNEX B - EXPLANATORY NOTE AND THOMSON REUTERS PLC
SCHEME OF ARRANGEMENT

Thomson Reuters PLC shareholders will be asked at the Thomson Reuters PLC Court Meeting to approve the unification of Thomson Reuters dual listed company structure by way of a scheme of arrangement under Part 26 of the U.K. Companies Act (the “Scheme”).  An explanation of the Scheme is set out below.

On the capital reorganization of Thomson Reuters PLC provided for under the Unification Resolution (the “Capital Reorganization”) becoming effective, the Scheme provides for:

1.
the transfer to Thomson Reuters Corporation or its nominees of the Thomson Reuters PLC ordinary shares that are subject to valid elections under the Transfer Election Alternative and have therefore been re-classified as T Ordinary Shares as part of the Capital Reorganization (the “Transfer Election Shares”); and

2.	the cancellation (the “Thomson Reuters PLC Reduction of Capital”) of all outstanding Thomson Reuters PLC ordinary shares subject to the Scheme, other than the Transfer Election Shares.

Any Thomson Reuters PLC ordinary shares that are beneficially owned by Thomson Reuters Corporation or any subsidiary undertaking of Thomson Reuters Corporation and have therefore been re-classified as E Ordinary Shares as part of the Capital Reorganization (the “Excluded Shares”) will not be subject to the Scheme and will therefore not be cancelled or transferred.

On the Thomson Reuters PLC Reduction of Capital becoming effective, the Scheme provides for:

1.	the Transfer Election Shares to be transferred to Thomson Reuters Corporation and/or its nominee or nominees; and

2.
Thomson Reuters PLC to allot and issue new Thomson Reuters PLC ordinary shares (equal in number to the shares cancelled under the Thomson Reuters PLC Reduction of Capital) (the “New Shares”), credited as fully paid up, to Thomson Reuters Corporation and/or its nominee or nominees.

In consideration for the transfer or cancellation of their shares as described above, the Scheme provides for Thomson Reuters PLC shareholders subject to the Scheme to be issued with Thomson Reuters Corporation common shares on the basis of one Thomson Reuters Corporation common share for every one Thomson Reuters PLC ordinary share transferred or cancelled.

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	No. 15626 of 2009
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF THOMSON REUTERS PLC

and

IN THE MATTER OF THE COMPANIES ACTS 1985 AND 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

THOMSON REUTERS PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Act or Companies Act means the Companies Act 1985 as amended or, as the context requires, the Companies Act 2006;

Articles means the memorandum and articles of association of the Company, as amended, from time to time;

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in the City of London for the transaction of normal banking business;

certificated or in certificated form means in relation to a share or other security, a share or other security which is not in uncertificated form (that is, not in CREST);

Clause means a clause of this Scheme;

Company or Thomson Reuters PLC means Thomson Reuters PLC, a public limited company incorporated in England and Wales with registered number 6141013;

Court means the High Court of Justice in England and Wales;

Court Hearing means the hearing by the Court of the claim form to sanction the Scheme under Part 26 of the Act and to confirm the Thomson Reuters PLC Reduction of Capital under section 137 of the Act;

Court Meeting means the meeting of the Scheme Shareholders convened by order of the Court pursuant to Part 26 of the Companies Act 2006 to be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP at 1.30 p.m. (British Summer Time) on 7 August 2009 to consider and, if thought fit, approve the Scheme, including any adjournment thereof;

Court Order means the order of the Court sanctioning the Scheme under Part 26 of the Act and confirming the Thomson Reuters PLC Reduction of Capital under section 137 of the Act;

CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland in accordance with the CREST Regulations;

CREST Regulations means the Uncertificated Securities Regulations 2001 (S1 2001/3755), as amended;

Dealing Facility means the dealing facility whereby Thomson Reuters PLC Shareholders who (i) are registered holders of 1,250 or fewer Thomson Reuters PLC Shares or 209 or fewer Thomson Reuters PLC American Depositary Shares as at both 6.00 p.m. (British Summer Time) on June 30, 2009 and as at the Scheme Record Time, (ii) are not executive officers, directors or other affiliates of Thomson Reuters Corporation or Thomson Reuters PLC, and (iii) are not Eligible Shareholders who have properly completed all the requirements to participate in the Transfer Alternative, may elect to sell all (but not less than all) of the Thomson Reuters Corporation Shares which they receive under the Scheme without incurring any dealing or settlement charges;

DI means a depositary interest representing an entitlement to a share;

Effective Date means the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme, expected to occur by the end of the third quarter of 2009;

E Ordinary Shares means the ordinary shares of £0.25 in the capital of the Company created by the reclassification, referred to in recital (H) below, of the Excluded Shares;

Election Return Date means the Business Day before the Court Hearing;

Election Return Time means 4.30 p.m. (British Summer Time) on the Election Return Date;

Eligible Shareholder means a Thomson Reuters PLC Shareholder who is (i) a resident of Canada for purposes of the Tax Act (Canada) and not exempt from tax under Part 1 of the Tax Act (Canada); or (ii) a partnership if one or more of the partners falls within section (i) of this definition; or (iii) any Thomson Reuters PLC Shareholder holding as nominee for any such person or partnership;

Equalization Share means the equalisation share in the capital of Thomson Reuters Corporation;

Euroclear UK & Ireland means Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738;

Excluded Shares means: any Thomson Reuters PLC Shares beneficially owned by Thomson Reuters Corporation or any subsidiary undertaking of Thomson Reuters Corporation and, following the reclassification referred to in recital (H) below, the E Ordinary Shares;

Form of Election means the form of election and authority for use by Eligible Shareholders holding Scheme Shares and relating to the Transfer Alternative;

General Meeting means the general meeting of Thomson Reuters PLC Shareholders to be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP at 1.45 p.m. (British Summer Time) on 7 August 2009 (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) and any adjournment thereof;

holder means a registered holder, including any person(s) entitled by transmission to be a registered holder;

Listing Rules means the listing rules of the United Kingdom Financial Services Authority;

member means a member of the Company, on the register of members at any relevant date;

New Thomson Reuters PLC Shares means Ordinary Shares (as defined in the Articles as at the Effective Date) created following the cancellation of the Scheme Shares referred to in Clause 1.1, which shall be issued credited as fully paid to Thomson Reuters Corporation pursuant to the Scheme;

Ordinary Shares means the ordinary shares of £0.25 each in the capital of the Company defined as "Ordinary Shares" in the Articles (and excluding (for the avoidance of doubt), following the Reorganisation Record Time, the T Ordinary Shares and the E Ordinary Shares);

£, pence or sterling means the lawful currency of the United Kingdom;

Regulatory Information Service means any of the regulatory information services set out in Appendix 3 to the Listing Rules;

Relevant Holders means holders of Scheme Shares whose names appear in the register of members of Thomson Reuters PLC at the Reorganisation Record Time;

Reorganisation Record Time means 6.00 p.m. (British Summer Time) on the Business Day before the Effective Date;

Scheme or Scheme of Arrangement means this scheme of arrangement proposed to be made under Part 26 of the Companies Act 2006 between the Company and the holders of the Scheme Shares in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and Thomson Reuters Corporation;

Scheme Record Time means 6.00 p.m. (British Summer Time) on the Business Day immediately preceding the Effective Date;

Scheme Shareholder means a holder of Scheme Shares as appearing in the register of members of the Company;

Scheme Shares means:

(a)	all the Thomson Reuters PLC Shares in issue at the date of this Scheme;

(b)	all (if any) additional Thomson Reuters PLC Shares issued after the date of this Scheme and before the Scheme Voting Record Time; and

(c)
all (if any) further Thomson Reuters PLC Shares which may be in issue at or after the Scheme Voting Record Time and immediately before the confirmation by the Court of the Thomson Reuters PLC Reduction of Capital in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound, in each case, other than the Excluded Shares;

Scheme Voting Record Time means 6.00 p.m. (British Summer Time) on 5 August 2009 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting;

shareholder means a person on the register of members of either Thomson Reuters PLC or Thomson Reuters Corporation (as the case may be) at the relevant date and includes any person(s) entitled by transmission;

Tax Act (Canada) means the Income Tax Act (Canada), as amended;

Thomson Reuters Corporation means Thomson Reuters Corporation, incorporated in Ontario, Canada;

Thomson Reuters Corporation DI means a DI representing an entitlement to a Thomson Reuters Corporation Share;

Thomson Reuters Corporation Founders Share means the Reuters founders share in the capital of Thomson Reuters Corporation;

Thomson Reuters Corporation Shares means common shares in the capital of Thomson Reuters Corporation;

Thomson Reuters Corporation Special Voting Share means the special voting share in the capital of Thomson Reuters Corporation;

Thomson Reuters PLC Founders Share means the Reuters founders share of £1 in the capital of Thomson Reuters PLC;

Thomson Reuters PLC Reduction of Capital means the proposed reduction of capital provided for in Clause 1.1 of this Scheme under section 135 of the Act;

Thomson Reuters PLC Shareholders means holders of Thomson Reuters PLC Shares from time to time;

Thomson Reuters PLC Shares means, prior to the Reorganisation Record Time, the Ordinary Shares and, after the Reorganisation Record Time, such Ordinary Shares and the T Ordinary Shares and the E Ordinary Shares;

Thomson Reuters PLC Special Voting Share means the special voting share of £500,000 in the capital of Thomson Reuters PLC;

T Ordinary Shares means the T ordinary shares of £0.25 each in the capital of Thomson Reuters PLC referred to in Clause 2 (created by the reclassification, referred to in recital (H) below, of Scheme Shares subject to valid elections under the Transfer Alternative);

Transfer Alternative means the alternative whereby Eligible Shareholders may elect to transfer all or some of their Scheme Shares to Thomson Reuters Corporation and/or its nominee or nominees under Clause 6 of this Scheme;

TTE Instruction means the transfer to escrow instruction to be given through CREST by Eligible Shareholders in connection with elections under the Transfer Alternative in respect of Scheme Shares held by them in uncertificated form; and

uncertificated or in uncertificated form means in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST.

(B)
The authorized share capital of Thomson Reuters PLC at the date of this Scheme is £100,487,501 divided into 399,950,000 Ordinary Shares, one Thomson Reuters PLC Founders Share of £1 and one Thomson Reuters PLC Special Voting Share of £500,000. As at the date of this Scheme, 181,229,241 Ordinary Shares had been issued and were fully paid up and the remainder were unissued, one Thomson Reuters PLC Special Voting Share had been issued and was fully paid up and one Thomson Reuters PLC Founders Share had been issued and was fully paid up. No Ordinary Shares are held in treasury. As at the date of this Scheme, no Ordinary Shares are beneficially owned by Thomson Reuters Corporation and its subsidiary undertakings.

(C)
Thomson Reuters Corporation is a corporation incorporated and existing in accordance with the laws of the province of Ontario, Canada, whose registered address is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K IAI.

(D)
Thomson Reuters Corporation is authorized to issue an unlimited amount of common shares, an unlimited number of preference shares, issuable in series, one Thomson Reuters Corporation Special Voting Share, one Thomson Reuters Corporation Founders Share and one Equalization Share. As at the date of this Scheme, 647,534,933 common shares had been issued, one Thomson Reuters Corporation Special Voting Share had been issued, one Thomson Reuters Corporation Founders Share had been issued and one Equalization Share had been issued. No common shares are held in treasury.

(E)	Certain Scheme Shareholders have different portions of their holdings recorded in the register of members of Thomson Reuters PLC by reference to separate designations entered in the register.

(F)
For the purposes of Clauses 1 and 2 of this Scheme, each portion of a holding which is separately designated as aforesaid as at the Reorganisation Record Time shall be treated as though it were a separate holding held at the Reorganisation Record Time by a separate person.

(G)
Thomson Reuters Corporation has agreed to appear by counsel, on the hearing by the Court of the claim form to sanction this Scheme, to consent to the Scheme and to undertake to be bound thereby and execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(H)	At the Reorganisation Record Time, pursuant to a resolution passed at the General Meeting:

(a)	the Scheme Shares subject to valid elections under the Transfer Alternative shall be reclassified into T Ordinary Shares; and

(b)	the Excluded Shares shall be reclassified into the E Ordinary Shares.

THE SCHEME

1.	Cancellation of Ordinary Shares

1.1
The issued share capital of Thomson Reuters PLC shall be reduced by cancelling and extinguishing the Ordinary Shares in issue as at the date of the Court Hearing other than: (i) those Scheme Shares in respect of which valid elections have been made under the Transfer Alternatives (such Scheme Shares to be reclassified as T Ordinary Shares following the reclassification of the Scheme Shares referred to in recital (H) taking effect) and (ii) any Excluded Shares (such Excluded Shares to be reclassified as E Ordinary Shares following the reclassification of the Excluded Shares referred to in recital (H) taking effect).

1.2	Forthwith and contingent upon the Thomson Reuters PLC Reduction of Capital referred to in Clause 1.1 taking effect:

(a)
the authorized share capital of Thomson Reuters PLC shall be increased to its former amount by the creation of such number of New Thomson Reuters PLC Shares as shall be equal to the aggregate number of Ordinary Shares cancelled pursuant to Clause 1.1; and

(b)
Thomson Reuters PLC shall apply the reserve arising as a result of the Thomson Reuters PLC Reduction of Capital in paying up in full at par the New Thomson Reuters PLC Shares created pursuant to Clause 1.2(a) and shall allot and issue the same, credited as fully paid up, to Thomson Reuters Corporation and/or its nominee or nominees.

2.	Transfer of T Ordinary Shares

2.1
Forthwith and contingent upon the Thomson Reuters PLC Reduction of Capital referred to in Clause 1.1 and the reclassification of the Scheme Shares referred to in recital (H) taking effect, the T Ordinary Shares shall be transferred to Thomson Reuters Corporation and/or its nominee or nominees.

3.	Consideration for the cancellation and transfer of the Scheme Shares

3.1	In consideration of:

(a)	the cancellation of the Ordinary Shares and the issue of the New Thomson Reuters PLC Shares to Thomson Reuters Corporation and/or its nominee or nominees pursuant to Clause 1; and

(b)	the transfer of the T Ordinary Shares to Thomson Reuters Corporation and/or its nominee or nominees pursuant to Clause 2,

Thomson Reuters Corporation will (subject to the remaining provisions of this Clause 3 and to the provisions of Clause 4) forthwith following the latest to occur of and contingent upon:

(a)	the Thomson Reuters PLC Reduction of Capital referred to in Clause 1.1 and the issue of the New Thomson Reuters PLC Shares referred to in Clause 1.2 taking effect; and

(b)	the transfer of the T Ordinary Shares to Thomson Reuters Corporation and/or its nominee or nominees pursuant to Clause 2,

issue Thomson Reuters Corporation Shares to the Scheme Shareholders on the basis of one Thomson Reuters Corporation Share for each Scheme Share held at the Scheme Record Time.

3.2
The Thomson Reuters Corporation Shares to be issued pursuant to Clause 3.1 shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the Thomson Reuters Corporation Shares.

4.	Settlement

4.1
Within 14 days of the Effective Date, Thomson Reuters Corporation shall make all such allotments of and shall issue such Thomson Reuters Corporation Shares as are required to be issued to give effect to this Scheme, such shares to be settled as set out in Clause 4.2, but subject to 4.3.

4.2	Settlement shall be effected as follows:

(a)
Thomson Reuters Corporation will issue the Thomson Reuters Corporation common shares to which Scheme Shareholders are entitled under to the Scheme to Computershare Trust Company of Canada (as registered holder); Thomson Reuters Corporation will cause Computershare Trust Company of Canada to hold such shares on trust (as bare trustee under English law) on behalf of Computershare Investor Services PLC, in its capacity as the depositary for the Thomson Reuters Corporation DIs, and will cause Computershare Investor Services PLC to hold such shares on trust (as bare trustee under English law) on behalf of holders of Thomson Reuters Corporation DIs; Computershare Investor Services PLC will then issue the Thomson Reuters Corporation DIs to which Scheme Shareholders are entitled in CREST to:

(i)
in the case of Scheme Shareholders who held Scheme Shares in uncertificated form at the Scheme Record Time, the stock account in CREST in which each such Scheme Shareholder held Scheme Shares immediately prior to the Scheme Record Time; and

(ii)
in the case of Scheme Shareholders who held Scheme Shares in certificated form at the Scheme Record Time, Computershare Company Nominee Limited and Computershare Company Nominee Limited will deliver to each such Scheme Shareholder a letter setting out such Scheme Shareholder’s entitlements to Thomson Reuters Corporation DIs; and

(b)
Thomson Reuters PLC shareholders who hold their Thomson Reuters PLC ordinary shares in certificated form at the Scheme Record Time and who have, as at the Scheme Record Time, elected to participate in the Dealing Facility will not be issued Thomson Reuters Corporation DIs in accordance with clause 4.2(a) above. Instead, the Thomson Reuters Corporation common shares to which they are entitled under the Scheme will be issued to a broker, as a nominee for those holders, and the broker will sell the Thomson Reuters Corporation common shares on behalf of those holders in accordance with the terms and conditions of the Dealing Facility.

4.3
The provisions of this Clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, Thomson Reuters Corporation is advised that the allotment and/or issue of Thomson Reuters Corporation Shares pursuant to this Clause 4 would or might infringe the laws of such jurisdiction or would or may require Thomson Reuters Corporation to observe any governmental or other consent or any registration, filing or other formality, with which Thomson Reuters Corporation is unable to comply or with which Thomson Reuters Corporation regards it unduly onerous to comply, Thomson Reuters Corporation may, in its sole discretion, either:

(a)
determine that the Thomson Reuters Corporation Shares shall not be allotted and/or issued to such holder under this Clause 4 but shall instead be allotted and issued to a nominee appointed by Thomson Reuters Corporation as nominee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the Thomson Reuters Corporation Shares so allotted and issued on behalf of such holder at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) by sending a cheque in accordance with the provisions of Clause 4.4 or creating an assured payment obligation in accordance with the provisions of Clause4.5. In the absence of bad faith or wilful default, none of Thomson Reuters PLC, Thomson Reuters Corporation or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)
determine that the Thomson Reuters Corporation Shares shall be sold, in which event the Thomson Reuters Corporation Shares shall be issued to such holder and Thomson Reuters Corporation shall appoint a person to act pursuant to this Clause 4.3(b) and such person shall be authorized on behalf of such holder to procure that any shares in respect of which Thomson Reuters Corporation has made such determination shall as soon as practicable following the Effective Date be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque in accordance with the provisions of Clause 4.4 or creating an assured payment obligation in accordance with the provisions of Clause 4.5. To give effect to any such sale, the person so appointed shall be authorized on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Thomson Reuters PLC, Thomson Reuters Corporation or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

4.4
In the case of the sale of Thomson Reuters Corporation Shares in accordance with Clause 4.3 which would otherwise have been issued to Relevant Holders who held their Scheme Shares in certificated form at the Scheme Record Time, Thomson Reuters Corporation shall on behalf of the nominee or person appointed pursuant to Clause 4.3 make any cash payment by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a United Kingdom clearing bank by post not later than 14 days after the Effective Date.

4.5
In the case of the sale of Thomson Reuters Corporation Shares in accordance with Clause 4.3 which would otherwise have been issued to Relevant Holders who held their Scheme Shares in uncertificated form at the Scheme Record Time, Thomson Reuters PLC shall on behalf of the nominee or person appointed pursuant to Clause 4.3 make any cash payment by arranging for the creation of an assured payment obligation in favour of the payment bank of the Relevant Holders of such Scheme Shares in accordance with the CREST assured payment arrangements (as set out in the Euroclear UK & Ireland Manual) provided that Thomson Reuters Corporation may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a United Kingdom clearing bank despatched by post and in such case Clause 4.8 shall apply, to the extent it is appropriate.

4.6
All deliveries of notices, documents of title and cheques required to be made by this Scheme shall be effected by posting the same by first-class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding) at the Scheme Record Time.

4.7
None of Thomson Reuters PLC, Thomson Reuters Corporation or such person appointed to act under Clause 4.3(b) or any nominee referred to in Clause 4.3(a) or any agent of any of them shall be responsible for any loss or delay in transmission of documents of title or cheques posted in accordance with this Clause 4 which shall be posted at the risk of the addressee.

4.8
All cheques shall be in sterling and made payable to the holder, or in the case of joint holders, unless such joint holders otherwise direct, to the person to whom in accordance with the foregoing provisions of this Clause 4 the envelope containing the same is addressed and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in Clause 4.5 shall be a complete discharge to Thomson Reuters Corporation for the monies represented thereby.

4.9
Existing certificates for Ordinary Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Ordinary Shares comprised therein. In respect of those Relevant Holders holding their Ordinary Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel such Relevant Holders’ entitlement to Ordinary Shares on and from the Effective Date.

4.10
If the Thomson Reuters Corporation Shares are consolidated or subdivided before their settlement in accordance with this Clause 4, the settlement provisions of this Clause 4 shall relate to such Thomson Reuters Corporation Shares as so consolidated or subdivided (as the case may be).

4.11	This Clause 4 shall be subject to any prohibition or condition imposed by law.

5.	Mandated payments and other instructions

Mandates relating to the payment of dividends on Scheme Shares (other than dividend currency elections and elections in relation to the dividend reinvestment plan) and other instructions given to Thomson Reuters PLC by Relevant Holders in force at the Reorganisation Record Time shall, unless amended or revoked, be deemed as from the Effective Date to be effective mandates or instructions to Thomson Reuters Corporation in respect of the corresponding Thomson Reuters Corporation common shares to be allotted and issued pursuant to this Scheme.

6.	Transfer Alternative

6.1
Each election under the Transfer Alternative by an Eligible Shareholder holding Scheme Shares in certificated form shall be made by the completion of a Form of Election sent to Eligible Shareholders by or on behalf of Thomson Reuters PLC which shall be signed as a deed by the Eligible Shareholder or his duly authorized agent (or, in the case of a body corporate, executed under seal, as a deed, in accordance with Section 36A or 36B of the Act or by an authorized representative) and, in the case of joint holders, in like manner by or on behalf of all such holders. The instructions, terms, authorities and provisions contained in contained in or deemed to be incorporated in the Form of Election constitute part of the terms of this Scheme. To be effective, the Form of Election must be completed and returned in accordance with the instructions printed thereon so as to arrive by not later than the Election Return Time at Corporate Actions, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom. Forms of Election so completed and lodged shall, unless otherwise agreed by Thomson Reuters PLC and Thomson Reuters Corporation, be irrevocable.

6.2
To be effective, each election under the Transfer Alternative by an Eligible Shareholder holding Scheme Shares in uncertificated form must be made by submission of a TTE Instruction as set out in section headed "Description of Unification and Explanatory Statement - Transfer Election Alternative - Holders of Thomson Reuters PLC Ordinary Shares in Uncertificated Form" of the circular convening the Court Meeting. Submission of a TTE Instruction so made shall, unless otherwise agreed by Thomson Reuters PLC and Thomson Reuters Corporation, be irrevocable.

6.3
If a Form of Election or TTE Instruction is received after the Election Return Time or is received before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void unless Thomson Reuters PLC and Thomson Reuters Corporation, in their absolute discretion, elect to treat as valid in whole or in part any such election.

6.4
If an Eligible Shareholder has made a valid election under the Transfer Alternative in respect of all of his Scheme Shares by either writing “X” in the appropriate box on the Form of Election in accordance with the instructions printed thereon or by submitting a TTE Instruction to that effect, then:

(a)	the validity of the election shall not be affected by any alteration in the number of Scheme Shares held by the Eligible Shareholder at any time prior to the Scheme Record Time; and

(b)	the election will apply in respect of all of the Scheme Shares which the Eligible Shareholder holds at the Scheme Record Time.

6.5	If an Eligible Shareholder has made a valid election under the Transfer Alternative in respect of a specified number of his Scheme Shares and:

(a)
at the Scheme Record Time the number of Scheme Shares held by the Eligible Shareholder is equal to or in excess of the number of Scheme Shares to which such election relates, then the validity of the election made by the Eligible Shareholder shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder in the period prior to the Scheme Record Time; or

(b)
at the Scheme Record Time the number of Scheme Shares held by the Eligible Shareholder is less than the aggregate number of Scheme Shares to which such election relates, then the election made by the Eligible Shareholder shall be reduced so as to apply to the number of Scheme Shares held by the Eligible Shareholder at the Scheme Record Time.

7.	Operation of this Scheme

7.1
This Scheme shall become effective as soon as an office copy of the Court Order sanctioning the Scheme under Part 26 of the Act and confirming the Thomson Reuters PLC Reduction of Capital under section 137 of the Act shall have been duly delivered by Thomson Reuters PLC to the Register of Companies for registration and, in the case of the confirmation of the reduction of capital, registered by him.

7.2
Unless this Scheme shall become effective on or before 31 December 2009, or such later date, if any, as Thomson Reuters PLC and Thomson Reuters Corporation may agree and the Court may allow, this Scheme shall never become effective.

8.	Modification

Thomson Reuters PLC and Thomson Reuters Corporation may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

9.	Governing Law

This Scheme is governed by English law and is subject to the jurisdiction of the English courts.

10.	Costs

Thomson Reuters PLC is authorized and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

Dated:	July 8, 2009

Thomson Reuters

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